2002 Annual Report

Arthur J. Gallagher & Co.

OUR HISTORY IS PRESENT



"If something old is still with us, it means that it earned the right. Old concepts remain because they continue to contribute, but the way of life is changing and change brings the new. And when the best of the new retains the best of the old, then the results will be noble and fresh. Honesty and quality will persevere." *Arthur J. Gallagher*

CELEBRATING 75 YEARS

Table Of Contents

2004 Annual Report

Arthur J. Gallagher & Co.

OUR HISTORY IS PRESENT


BOWMAN
DAIRY
COMPANY
1834-44 Columbia Av.
BOWMAN

in our performance

in our client focus

in our innovative approach

in our people

in our vision

CELEBRATING 75 YEARS

Financial Highlights


GAAP Total Revenues
(a) in millions of dollars
1,200
960
720
480
240
0
659.6
715.9
800.6
923.0
1,101.2
98
99
00
01
02


GAAP Net Earnings
in millions of dollars
150
120
90
60
30
0
66.9
83.2
93.0
125.3
129.7
98
99
00
01
02


Diluted GAAP
Net Earnings Per Share
in dollars
1.50
1.20
.90
.60
.30
0
.80
.97
1.04
1.39
1.41
98
99
00
01
02

Arthur J. Gallagher & Co., an international insurance brokerage and risk management services firm, is headquartered in Itasca, Illinois, has operations in seven countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants. Gallagher is traded on the New York Stock Exchange under the symbol AJG.

OPERATING RESULTS

The table below presents operating revenue and expense lines that have not been determined in accordance with accounting principles generally accepted in the United States (GAAP). Non-recurring investment income, gains and (losses) and the related incentive compensation, other and income tax expenses have been excluded from the applicable operating revenue, expense and net earnings lines. These items were presented in this manner for the purpose of presenting what Gallagher's operating results would have been in 2002 and 2001 without the impact of these non-recurring items. Management believes that this supplemental disclosure provides the reader with key information related to Gallagher's core recurring operations.

In addition, operating cash earnings, which represent net operating earnings before the after-tax effects of depreciation and amortization expense, have been included in the analysis below to highlight the impact that these non-cash charges have on Gallagher's operating results.

(in thousands, except per share and employee data)	2002	2001 (a)	Increase (Decrease)	
Total GAAP revenues	$ 1,101,222	$ 922,988	$ 178,234	19%
Less non-recurring investment income, gains and (losses)	(19,537)	19,134	(38,671)	(202%)
Total operating revenues (b)	1,120,759	903,854	216,905	24%
Salaries and employee benefits (c)	579,702	475,512	104,190	22%
Other operating expenses (d)	306,953	278,527	28,426	10%
Depreciation and amortization	32,430	23,146	9,284	40%
Total operating expenses	919,085	777,185	141,900	18%
Operating earnings before income taxes	201,674	126,669	75,005	59%
Provision for income taxes	61,580	11,191	50,389	450%
Net operating earnings (e)	140,094	115,478	24,616	21%
Non-recurring investment income, gains and (losses), net of related incentive compensation, other and income tax expense	(10,355)	9,778	(20,133)	(206%)
GAAP net earnings	$ 129,739	$ 125,256	$ 4,483	4%
Diluted net operating earnings per share (g)	$ 1.53	$ 1.28	$ .25	20%
Diluted GAAP net earnings per share (g)	$ 1.41	$ 1.39	$ .02	1%
Operating cash earnings (f)	$ 159,552	$ 129,365	$ 30,187	23%
Diluted operating cash earnings per share (g)	$ 1.74	$ 1.44	$ .30	21%
Other Data				
Number of employees at end of year	7,111	6,499	612	9%
Stockholders' equity at end of year	$ 528,155	$ 371,613	$ 156,542	42%
Weighted average shares outstanding (g)	91,861	90,127	1,734	2%
Dividends declared per common share (h)	$ .60	$ .52	$ .08	15%

(a) Restated to conform to the current year presentation. See Note 3 to the Consolidated Financial Statements.

(b) Operating revenues represent total revenues determined in accordance with GAAP, before the effect of non-recurring investment income, gains and (losses), that represent one-time investment income or loss related items that in normal course, are not the type expected to recur year to year. Non-recurring investment income, gains and (losses) amounted to a net pretax loss of ($19,537,000) in 2002 and a net pretax gain of $19,134,000 in 2001.

(c) Salaries and employee benefits represent expenses, determined in accordance with GAAP, before the incentive compensation ($3,205,000 in 2002 and ($3,051,000) in 2001) impact related to the non-recurring investment income, gains and (losses) discussed in (b).

(d) Other operating expenses represent expenses, determined in accordance with GAAP, before the other expense impact (($899,000) in 2001 only) related to the non-recurring investment income, gains and (losses) discussed in (b).

(e) Net operating earnings represent net earnings, determined in accordance with GAAP, before the effect of non-recurring investment income, gains and (losses) discussed in (b), net of the related incentive compensation discussed in (c), other expenses discussed in (d) and income tax expense of $5,977,000 in 2002 and ($5,406,000) in 2001.

(f) Operating cash earnings represent net operating earnings before the after-tax effect of depreciation and amortization expense of $19,458,000 in 2002 and $13,887,000 in 2001.

(g) Based on weighted average number of common and common equivalent shares outstanding during the year.

(h) Based on the total dividends declared on a share of common stock outstanding during the entire year.

STOCK PERFORMANCE

10 Years

On January 1, 1993, a share of Gallagher stock sold for $7.06, restated for two stock splits. Ten years later, on December 31, 2002, a share of Gallagher stock sold for $29.38, a gain of 316%.

Since IPO

On June 20, 1984, the date of Gallagher's initial public offering, a share of stock sold for $1.72, restated for three stock splits. Gallagher's December 31, 2002 per share price of $29.38 represented a 1,608% gain from the IPO price.

OUR HISTORY IS PRESENT in everything that we do

When Arthur J. Gallagher founded our company back in 1927, he established a simple formula for conducting business: treat clients, markets and coworkers with respect; honor your commitments; and always seek the best solution for your client, even if it's something that has never been done before. Arthur J. Gallagher & Co. passed two major milestones in 2002 — we celebrated our 75th year in business and we generated over $1 billion in total revenues. Over the years, as we've grown from a one-man agency to the world's fourth-largest insurance broker, Art Gallagher's formula has never failed us. It continues to drive our growth, guide our relationships and keep us focused on a common objective.



J. Patrick Gallagher, Jr., *President and CEO*

Our total operating revenues (defined in Financial Highlights, page 3) rose 24% in 2002 to $1.1 billion from $903.9 million in 2001. Net operating earnings grew 21% to $140.1 million in 2002 from $115.5 million in 2001. GAAP net earnings rose 4% to $129.7 million from $125.3 million in 2001.

Although we had a very strong operating performance in 2002, several factors came together to lessen our GAAP net earnings growth, including:

- over $37 million in previously announced, non-recurring investment losses that are discussed in greater detail in our Management's Discussion and Analysis
- a reduction in our investment tax credits, following sales of limited partnership interests, that increased our effective tax rate to 30% in 2002 from 12% in 2001
- higher salary and employee benefit costs as a percentage of commissions and fees due to a record number of new employees added during 2002 and 2001.

Our net operating earnings per share (EPS) rose 20% in 2002 to $1.53 from $1.28. GAAP net EPS in 2002 was $1.41, after the effect of a net, after-tax, non-recurring investment loss of $.12 per share. GAAP net EPS in 2001 was $1.39, including a net, non-recurring investment gain of $.11 per share. Our dividend per common share increased by 15% to $.60 in 2002 from $.52 in 2001. Return on beginning stockholders' equity in 2002 was 35%, and we ended the year with $4.44 in tangible net worth per share.

With our solid track record of growth and our supportive corporate culture, we have been very successful in attracting many talented professionals to our team over the past two years, individually as well as through acquisitions. During 2002, we added more than 600 new employees (350 through organic growth and the remainder through acquisitions) including 200 new producers. Our total employee count rose 9% to 7,111 from 6,499 at year-end 2001. We're very confident that we've now attained a level of expertise within our organization that renders us second-to-none in terms of our ability to serve clients of any size.

With our solid track record of growth and our supportive corporate culture, we have been very successful in attracting many talented professionals to our team over the past two years, individually as well as through acquisitions.



Robert E. Gallagher, Chairman

Because it typically takes 18 to 36 months for newly hired producers to build a solid book of business, salaries and benefits as a percentage of commissions and fees have been high over the last two years. Our new producers have already generated some very attractive accounts and, as we move further into 2003, we expect their contributions to continue to improve our results. GAAP revenues per employee rose 9% in 2002 to $155,000 from $142,000 in 2001.

We completed 10 acquisitions in 2002, bolstering our expertise in property/casualty (P/C) and life brokering; employee benefits consulting; claims management; auditing and actuarial services; custom software development; and data analysis. We are very pleased with our new partners and the added capabilities they bring us. Mergers and acquisitions have been an important part of our growth strategy for decades and we continue to seek attractive acquisition candidates. Due to a change in accounting rules, we moved from the pooling to the purchase method of accounting for acquisitions. Under these new rules, we now amortize as an expense a significant portion of the acquisition purchase price over a fairly short period of time. Therefore, acquisitions made in 2002 gave us an immediate lift in revenues without the immediate, corresponding lift in GAAP net earnings.

Across-the-board rate increases in the P/C market (described as a "hard" market) contributed to record revenue and earnings growth in our Brokerage Services Division (BSD) in 2002. BSD's market knowledge, niche expertise and ability to deliver a full range of traditional and alternative market solutions proved valuable to our clients and

TOTAL OPERATING REVENUES ROSE 24% to $1.1 billion


Total Stockholders' Equity
in millions of dollars
550
500
450
400
350
300
250
200
150
100
50
0
268.7
260.8
328.9
371.6
528.2
98
99
00
01
02


Tangible Net Worth Per Share
in dollars
5.00
4.00
3.00
2.00
1.00
0
3.09
2.98
3.70
3.60
4.44
98
99
00
01
02

2002 Mergers & Acquisitions

NIIS/Apex Group Holdings, Inc.
Salem, MA; Princeton, NJ

Tom Sherwin Insurance Agency
Haddonfield, NJ

Cornwall & Stevens Co., Inc.
Norcross, GA; New York, NY; Memphis, TN

MountainView Software Corporation
Layton, UT

Roberts & Roberts Insurance Agency, Inc.
Oklahoma City, OK

Manning & Smith Insurance, Inc.
Wichita, KS

Life Plans Unlimited, Inc.
Fairfield, CT

Craig M. Ferguson & Co., Inc.
Stamford, CT

Grandy Pratt Co.
Sioux City, IA; West Des Moines, IA

Encore Insurance & Bonding, Inc.
Metairie, LA

prospects in this very difficult marketplace. In an environment characterized by rate increases and coverage restrictions, many clients decided to move away from insurance altogether and into the alternative market. Because we are the alternative market experts, we were well-positioned to help them make that move. This led to a 200% increase in new business submissions to Gallagher Captive Services in 2002 and nearly a 250% increase in submissions for Arthur J. Gallagher & Co. (Bermuda) Ltd.

In contrast with the soft P/C market of the 1990s, BSD's revenue growth in 2002 significantly outpaced that of our other operating divisions. The Brokerage Services Retail Division (BSD's U.S. retail branch office network) added more than 50 new producers in 2002, before acquisitions, to broaden its capabilities and client base. We also formalized three new niche practice groups — International Retail, Hospitality and Aviation. BSD Retail's niche strategy of creating dedicated, cross-divisional teams with expertise in specific industries or lines of business has proven highly effective in the current hard market. The division also opened a Manhattan office during 2002, staffed with top talent recruited from throughout the industry. This dynamic new team has already attracted many high-profile clients to Gallagher.

BSD's Specialty Marketing and International (SMI) Division had a stellar year in 2002. SMI encompasses all of BSD's excess/surplus, wholesale and reinsurance brokerage and captive management offices in the U.S., U.K., Bermuda, Singapore and Australia. Risk Placement Services, Inc. (RPS), the excess/surplus and wholesale subsidiary BSD launched in 1997, achieved record growth in 2002, opened three new offices and started a new joint-venture with our U.S.-based treaty reinsurance broker, John P. Woods Co., Inc. This joint-venture, Specialty Catastrophe Services, Inc., offers windstorm, earthquake and other catastrophe modeling services to agents, clients, and insurance and reinsurance companies. **CoverageFirst.com**, our wholesale e-commerce platform, directed a growing volume of new wholesale business to RPS in 2002. Many more independent agents and brokers sought coverage solutions for their clients through CoverageFirst, with the number of registered users growing to nearly 9,000 at December 31, 2002 from 6,000 at year-end 2001.

Arthur J. Gallagher & Co. passed two major milestones in 2002 — we entered our 76th year in business and we generated over $1 billion in revenues.

BSD's London brokerage operation, Arthur J. Gallagher (UK) Ltd., added 36 new producers in 2002 and enhanced its capabilities in aviation, onshore and offshore energy, as well as marine and North American treaty reinsurance. To further capitalize on opportunities in the captive arena, SMI opened a new captive management office in Honolulu during 2002, Arthur J. Gallagher Captive Services (Hawaii).

Gallagher Bassett Services, Inc. (GB), our third-party claims and risk management subsidiary, achieved strong new business growth and excellent account retention in 2002. It also became the world's largest multiline third-party claims administrator, based on revenues from self-insured clients. However, the terrorist acts of September 11, 2001 had a major downward impact on GB's claims volume due to its large number of airline, hospitality and restaurant-related clientele. That downward trend reversed in 2002, and by mid-year GB's monthly claims volume was exceeding pre 9/11 levels. During 2002, GB saw an increase in business coming from domestic and offshore group captives, as well as from insurance carriers that outsource their claims function.

NET OPERATING EARNINGS GREW 21% to $140.1 million


Total Assets
(a) in millions of dollars
2,500
2,000
1,500
1,000
500
0
1,243.9
1,364.3
1,626.8
2,145.3
2,463.6
98
99
00
01
02


Dividends Declared Per Share
in dollars
.60
.50
.40
.30
.20
.10
0
.35
.40
.46
.52
.60
98
99
00
01
02

(a) See page 3.

Arthur J. Gallagher & Co.

CELEBRATING 75 YEARS

In April 2002, GB's Australian joint-venture, Wyatt Gallagher Bassett, was appointed to manage 12% of all the workers compensation claims for the state of Victoria, Australia (representing about 21,000 employers), its largest client to-date. GB also expanded its services through the acquisition of MountainView Software Corporation, a leader in the development of electronic claims processing software. MountainView offers a variety of products designed to streamline the claims reporting process, minimize processing errors and reduce claims costs.

Gallagher Benefit Services, Inc. (GBS), our employee benefit consulting subsidiary, expanded its geographic reach and breadth of services through acquisitions and organic growth. By year-end, GBS had 45 branch offices throughout the U.S. GBS faced challenges during 2002 as many of its clients, grappling with economic pressures and escalating healthcare costs, downsized staffs and/or limited employee benefit plan options. This activity reduced the commission and fee revenues those clients generated for GBS and its third-party benefits administrator subsidiary, Gallagher Benefit Administrators, Inc. In April 2002, GBS made its largest acquisition to-date, NiiS/Apex Group Holdings, Inc., which provides a broad range of healthcare and P/C consulting, claims management, auditing, actuarial and data management services to clients worldwide.

Even though Gallagher took previously announced investment write-downs of over $37 million in 2002, AJG Financial Services, Inc. (AJGFS) achieved a pretax equivalent rate of return on invested assets of almost 15%. AJGFS's four-year average annual pretax return on invested assets has been an impressive 23%. Our shareholders have been very well served by our investment strategies. AJGFS plans to focus future investment activities on areas that have historically produced the best returns for our company and that we feel most comfortable with — tax-advantaged investments (including synthetic fuel), real estate and asset management.

During 2002, James S. Gault, a Corporate Vice President since 1992 and formerly BSD Retail Executive Vice President, was appointed President and Chief Operating Officer of BSD Retail, succeeding James J. Braniff III, who returned to his hometown of Houston as a Regional Vice President. David L. Marcus, most recently BSD Area President in Boca Raton, Florida, was named Southeast Regional Manager and appointed a Corporate Vice President. Craig M. Van der Voort, most recently President of the Commercial Accounts Division of Arthur J. Gallagher Risk Management Services, Inc., was named Corporate Vice President-Market Relations. We also elected a new Board member in 2002 — Elbert O. Hand, Chairman of Hartmarx Corporation. Mr. Hand has extensive executive-level business experience and is a tremendous addition to our Board of Directors.

During 2002, we had numerous opportunities to celebrate our company's 75 year history and recognize the many talented people who have contributed to our growth. But, as we enter our 76th year, our focus is on the future. Today, Arthur J. Gallagher & Co. employs more than 7,000 people around the world, all of whom understand the need to profitably grow this enterprise. By combining the best of the new with the best of the old, we will ensure our continued success in the decades ahead.

J. Patrick Gallagher, Jr.,
President and Chief Executive Officer

Robert E. Gallagher,
Chairman

OUR HISTORY IS PRESENT in our performance

In 1958, a tragic fire at Our Lady of Angels Catholic School in Chicago shed light on an underinsured Archdiocese. Gallagher then entered the picture, developing The Bishop's Plan for Protected Self-Insurance, an innovative program that became the standard for dioceses throughout the country. Today, our niche expertise has expanded into many areas, such as construction, healthcare, hospitality and marine. Our transportation niche effectively services long-time clients such as Atlas Van Lines.




Atlas Van Lines







There's a special quality about our company that really sets us apart. It isn't longevity, though we celebrated Gallagher's 75th Anniversary in 2002. It isn't size, though we're the fourth-largest insurance and risk management services provider in the world. And it isn't that we can stick the most pins in a map, though we have offices or partners in well over 100 countries around the world. No, the quality that drives our growth today has been with this company for decades. It's teamwork. Our people work exceptionally well together and, as we grow, we seek others who understand that teamwork leads to powerful results.

We look for the same kind of synergy in our relationships with clients. We get to know them and work to build their trust. We collaborate to find creative ways to address their needs. If necessary, we tap the strength of our entire network to deliver the best solution. We are never afraid to explore new concepts, where they make sense. That is how Gallagher built its reputation as a pioneer in the insurance and risk management business.

Our ability to come together as a team was never more important, or more effective, than it was in 2002. With our full arsenal of insurance, risk management and employee benefit options, we helped our clients deal with a litany of challenges, including a "hard" P/C market, a depressed economy, medical cost inflation and the growing exposure to terrorist acts facing organizations and businesses worldwide. We are proud of what we accomplished in such a difficult operating environment. In the next few pages, we will share with you some of the year's highlights within our various divisions.



OUR HISTORY IS PRESENT in our client focus


Lloyd's of London Underwriting Room in the 1970s.

Since the 1970s, Gallagher has prided itself on having strong international relationships. In 1981, we became one of the first U.S. brokers to be accepted as a Lloyd's broker in its own right. Today, in addition to our operations in seven countries, Gallagher has a valuable network of independent broker partners in over 100 countries. Our global capabilities give valued clients like Andrew Corporation, a worldwide supplier of communications systems, consistent, quality service no matter how far their business takes them.

Brokerage Services Retail Division

The Brokerage Services Retail Division (BSD Retail), our U.S. retail P/C brokerage network, had an exceptional growth year in 2002. Premium rate hikes and the success of the division's niche marketing strategy contributed to the company's overall organic commission growth rate of 17%. During the year, BSD Retail formed new niche practice groups in aviation and hospitality, areas in which the division had already developed significant strength. It also established a new International Retail Niche, recruiting several experienced international P/C specialists to expand Gallagher's growing multinational client base.

BSD Retail now has 19 niche practice groups that allow for highly-focused marketing efforts and facilitate the development of value-added products and services specific to those industries. One such effort received industry-wide recognition last fall. Gallagher was named the first-ever recipient of A.M. Best Co.'s E-Fusion Award — recognizing outstanding and resourceful uses of Internet technology by an insurance organization — for CIPWORKS, a real-time administrative system we launched early in 2002. CIPWORKS was designed to manage all insurance aspects of large-scale construction wrap up projects online, reducing paperwork, improving accuracy and increasing employee productivity.

BSD Retail completed six acquisitions during 2002, adding teams of experts in such areas as hospitality, agriculture, news media, marine cargo, construction and bonding. Acquisition opportunities are expected to remain plentiful throughout 2003. The division also recruited more than 50 new producers and niche specialists during 2002 to broaden client service capabilities and pursue new business opportunities.

Leadership perpetuation has long been a challenge within the insurance brokerage business. To prepare promising employees for future leadership roles, Gallagher launched a formal and ongoing executive development training program in 2000. This program has proven very successful











in laying the foundation for successful leadership. More than half of BSD's participants have already assumed top management positions within their respective operations.

Another critical strategy for any successful broker is to attract talented young people into the business. Over the years, Gallagher has introduced hundreds of top college students to our company and our industry via our Summer Internship Program, which combines formal classroom training at home office with solid, on-the-job experience in the field. Many graduates of the program have moved on to successful careers within Gallagher, the majority of them within BSD Retail. In 2002, more than 50 students participated in the Summer Intern Program, the largest class in the company's history.

Specialty Marketing and International

In 2001, Gallagher's Brokerage Services Division was split into BSD Retail and Specialty Marketing and International (SMI). All of Gallagher's wholesale, excess/surplus, reinsurance brokerage, international and offshore captive management operations fall under the SMI banner. Demand for those services has soared in the hard P/C market. Substantially all of SMI's operating units attained double-digit revenue growth in 2002, with several achieving gains in excess of 50%.

Risk Placement Services, Inc. (RPS), Gallagher's excess/surplus and wholesale brokerage subsidiary, has had phenomenal growth since its launch as a scratch operation in 1997. RPS continued to build momentum in 2002, increasing revenues by more than 60% and expanding to 17 offices throughout the U.S. RPS opened new offices in Kansas City, Baton Rouge and Philadelphia and added medical malpractice capabilities. Its biggest growth areas were in windstorm, earthquake, and hard-to-place casualty and executive liability lines. Most of RPS' business is generated by

***(right)* Our International Retail Niche serves clients around the world.**

producers outside the Gallagher network. The volume of business directed to RPS through **CoverageFirst.com**, Gallagher's e-commerce portal, increased substantially in 2002. The portal had nearly 9,000 registered users as of December 31 2002, a 50% increase from year-end 2001.

Our reinsurance brokerage operations also performed well in 2002. Arthur J. Gallagher Intermediaries, Inc., our facultative reinsurance broker, opened new offices in Philadelphia and Los Angeles during the year. John P. Woods Co., Inc., our domestic treaty reinsurance broker, opened an office in Norwalk, Ct. and added medical malpractice capabilities. In addition, J.P. Woods and RPS formed a new joint-venture, Specialty Catastrophe Services, Inc., which offers clients a variety of windstorm-related catastrophe modeling services.

Arthur J. Gallagher (UK) Ltd. continued to expand our presence in the London market, recruiting 36 experienced producers during 2002 and growing revenues in excess of 50%. AJG (UK) added expertise in aviation, North American treaty reinsurance, onshore and offshore energy, marine reinsurance and alternative risk transfer programs. Sydney-based Arthur J. Gallagher Australasia Pty Ltd. also had a great year, adding expertise in professional liability and growing to 26 employees by year-end. Gallagher's new joint venture in Singapore, Arthur J. Gallagher Asia Pte Ltd., expanded its staff size to 13 by year-end and is very well-positioned to take advantage of opportunities in the emerging Asian market. Risk Management Partners Ltd., our U.K. joint venture, continued to build its public entity client base, increasing revenues by almost 30% in 2002. Arthur J. Gallagher & Co. (Bermuda) saw significant growth in captive and rent-a-captive business during 2002 as capacity expanded in that market. SMI also opened a new captive management office in Honolulu.

As early as the 1930s, Gallagher was developing unique, radical approaches to risk management. One of our earliest clients, Bowman Dairy, benefited tremendously when Gallagher wrote Chicago's first large-deductible fire policy for this local business. Today Gallagher continues to be a leader in providing alternatives, including the formation and management of captives. In 2002, we expanded our captive capabilities by opening a captive management office in Honolulu.


BOWMAN DAIRY COMPANY
1834-44 Columbia Av.
323
BOWMAN

The relationship between Gallagher and Associated Risk Managers International (ARM), a network of more than 300 independent agents, flourished during 2002, with both sides achieving greater success as a team. There was also a significant increase in the flow of business between Gallagher and our international network of correspondent broker partners, who expand our capabilities to more than 100 countries around the world. As the P/C market shows little sign of softening in 2003, SMI should continue to see strong revenue growth.

OUR HISTORY IS PRESENT in our innovative approach



Fay Okamoto, Vice President of Arthur J. Gallagher Captive Services (Hawaii)

Gallagher Bassett Services, Inc.

In 2002, Gallagher Bassett Services, Inc. (GB) became the world's largest multiline, third-party administrator, based on revenues generated by self-insured clients. While GB achieved robust new business growth and maintained an exceptional 98% account retention level in 2002, those achievements were offset early in the year by significant drops in claims volume from existing clients in the airline, hospitality and restaurant-related industries. By mid-2002, claims volumes were returning to levels higher than they were prior to 9/11.

During the year, GB made several enhancements to **risxfacs.com**, its Web-based claims and loss control information management system. By December 31, 2002 the number of risxfacs.com users had grown 40% to more than 5,600, year-over-year. The site averaged 950 visitors a day and nine million hits per month. In December 2002, GB introduced a new QuickView product. Available on the risxfacs.com home page, QuickView gives clients immediate access to their summarized claim count and financial details, by coverage, and also provides lag time information and previous day loss data. QuickView employs the latest in data-warehouse technologies. GB introduced a variety of other technological advancements during 2002, including new OSHA on-line reporting products that minimize reporting errors and reduce processing time, and an automated voice response capability through which claimants can check the status of their workers compensation payments.

GB opened offices in St. Peters, Mo. and Plano, Texas during 2002 and gained an office in Layton, Utah through its acquisition of MountainView Software Corporation, a leader in the development of claims processing software. Wyatt Gallagher Bassett, GB's joint-venture in Australia, opened a new office in Melbourne following its appointment last April to manage 12% of all the workers compensation claims for the state of Victoria. This new client is its largest to-date and also one of the biggest for GB worldwide. Gallagher Bassett (UK) also added some significant clients in 2002, including the London Underground subway system and the primary water company for the country of Scotland. Gallagher Bassett Canada had a good year as well, increasing revenues by almost 40%. GB also expanded its international network of affiliates, which now gives its clients access to risk management services in 84 additional countries.

Gallagher Benefit Services, Inc.

During 2002, Health and Welfare practice leaders within Gallagher Benefit Services, Inc. (GBS) were focused on helping employers find solutions to dramatic, double-digit increases in healthcare costs. Through good strategic planning, GBS developed many new tools throughout the year to assist its consultants and client managers in responding to clients' needs.

The acquisition of NiiS/Apex Group Holdings, Inc. in the spring of 2002 greatly expanded GBS's arsenal of cost control tools,

More than 25 years later, all six of these former summer interns still work for Gallagher.



OUR HISTORY IS PRESENT in our people



Above all, Gallagher is about having the right people. Our people drive a supportive, team-oriented culture that is unmatched in our industry. For decades, our Summer Intern Program has helped us bring promising talent into our company. Likewise, Gallagher seeks acquisition candidates with similar ideals and success-driven cultures. Among our 2002 acquisitions was NiiS/Apex Group Holdings, Inc. (above). With 120 employees in 10 offices, this was Gallagher's largest benefits acquisition to-date.

bringing us a broad range of proprietary actuarial and data analyses, data-warehousing and claims auditing solutions that are now being integrated with Gallagher's other brokerage and consulting practices. NiiS/Apex, with 120 employees, was the largest-ever acquisition for GBS. Other acquisitions completed during 2002 — Life Plans Unlimited, Inc. (Fairfield, Ct.) and Roberts & Roberts Insurance Agency, Inc. (Oklahoma City) — further expanded GBS's geographical reach and the breadth of consulting services it offers clients. GBS now has more than 45 branch offices located in major metropolitan areas throughout the U.S.

Another significant event for GBS was the launch of a new Web site, **gallagherbenefits.com.** Utilizing the latest in portal site technology, the new site enables GBS to more efficiently and quickly deliver information to clients via password-protected access to branch, practice area, or client specific sites. Additional enhancements planned for 2003 will further improve the site's value to GBS and its clients.

Gallagher Benefit Administrators, Inc. (GBA), GBS's third-party benefit claims manager, made quantum leaps in technology by switching to a new operating platform in 2002. The new system allows for paperless claims processing and pays many claims automatically. Clients now have Web access to claims data and can complete their enrollments electronically. GBA opened two sales offices during 2002, one in Princeton, N.J. and the other in Phoenix.

AJG Financial Services, Inc.

AJG Financial Services (AJGFS) had a successful year in 2002, with an annual pretax equivalent return on invested assets of almost 15%. Included in the 15% return is $37.2 million of venture capital investments and equity securities write-downs Gallagher found necessary to take in 2002 due to the economic environment and related capital market woes. AJGFS had great success with its tax advantaged investments in 2002, particularly those related to synthetic fuel. Because of their success with tax-related investments, our investment team is seeking additional opportunities in that arena.

Real estate investments hold significant profit potential for our company. Substantial progress was made during 2002 in the development of an 11,000-acre planned community near Orlando, Fla. in which Gallagher holds a large limited partnership interest. When completed, this residential, recreational and commercial community, which is named Harmony, is expected to include over 5,000 residences. A golf course and charter school were opened during 2002, ground was broken for a high school and approximately 10% of the first phase lots were sold to independent construction companies, including D. R. Horton, one of the nation's largest home builders.

Asset Alliance Corporation, a holding company for alternative fund managers in which Gallagher holds a minority interest, had a strong operating year in 2002, despite difficulties encountered by one of its fund managers. It is also developing and launching several new investment products.

It is expected that any new investment will be concentrated in our core areas of tax advantaged, real estate and asset management. By focusing its future investment strategies on areas of proven strength, we believe that AJGFS will continue to deliver strong returns on its investments.



OUR HISTORY IS PRESENT
in our vision


RISK-FACS

Seventy-five years ago, Arthur Gallagher's vision was to create the best insurance agency in Chicago. Today, our founder's guiding principles have become the driving force for a much larger vision — to be the best broker and risk management services provider in the world. It's our ability to see potential and go above and beyond the norm that separates Gallagher from the rest.



Our History is Present

We are justifiably proud of our company's rich heritage of innovation, teamwork and leadership. We draw strength from it as an organization and it provides us with a competitive advantage in attracting and retaining the highest-caliber professionals. It offers further proof to our clients that addressing their needs has always been our top priority. As we enter our 76th year as a company, we are excited about the many opportunities that await us. We are also confident in our ability to capitalize on those opportunities while continuing to provide superior products and services to our clients worldwide.



OUR HISTORY IS PRESENT

in everything that we do.

FINANCIAL Review

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Consolidated Financial Statements

Notes To Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
Financial Condition And Results Of Operations

Introduction

The following discussion and analysis should be read in conjunction with Arthur J. Gallagher & Co.'s Consolidated Financial Statements and the related notes thereto that are included elsewhere in this annual report.

Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities, and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

This Management's Discussion And Analysis Of Financial Condition And Results Of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Language Regarding Forward-Looking Statements" on page 68 of this annual report.

Insurance Market Overview

During the period from 1986 to 2000, heavy competition for market share among P/C insurance carriers resulted in low premium rates. This "soft market" (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market period, natural catastrophes and other losses resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer insurance companies. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. In spite of these forces, there were opposing factors including favorable equity markets, increased underwriting capital, causing heavy competition for market share, and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was that P/C premium rates remained low through 1999. Years of underwriting losses coupled with the downward turn in equity markets and interest rates for the past three years, have placed insurers in the position of having to replenish depleted reserves. In order to restore reserves, many carriers began to increase premium rates in 2000 and continued to do so throughout 2001 and 2002, particularly after the events described below.

The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The devastation caused by those events resulted in the largest insurance loss ever. Along with this historic loss, larger than anticipated loss experience across most risks, the stock market's steep decline, lower interest rates and diminished risk capacity have led to the unprecedented acceleration of premium rate increases. A higher premium rate environment is referred to as a "hard market" and generally results in increased commission revenues. Fluctuations in premiums charged by insurance companies have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher's operating results. Since September 11th, the increased premium rates charged by insurance companies have had a positive impact on Gallagher's 2001 and 2002 operating results in spite of some insurance companies' efforts to reduce commission rates during the upturn in premium pricing. Although management believes this hard market will continue during 2003, the longevity of the hard market and its future effect on Gallagher's operations is difficult to predict. However, the rate of increase in premiums in the P/C marketplace has begun to level off, but certain types of coverages, such as directors and officers and medical malpractice liability, continue to have a high rate of increase.

In a period of rising insurance costs, there is resistance among certain "risk" buyers (Gallagher's clients) to pay increased premiums and the higher commissions generated by these premiums. Such resistance is causing some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. In addition, some buyers are switching to negotiated fee in lieu of commission arrangements with Gallagher for placing their risks. Other buyers are moving toward the alternative insurance market, which could have a favorable effect on Gallagher's Risk Management Services segment. These factors tend to reduce commission revenue to Gallagher. Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services will continue to be a major factor in Gallagher's fee revenue growth during 2003. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by insurance companies have had a greater impact on Gallagher's revenues than inflation.

Critical Accounting Policies

Gallagher's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. See Note 1 to the Consolidated Financial Statements for a summary of the significant accounting policies used to prepare Gallagher's consolidated financial statements. Gallagher believes that of the significant accounting policies disclosed in Note 1, the following may involve a higher degree of judgment and complexity.

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance company. A contingent commission is a commission, paid by an insurance company, that is based on the overall estimated profit and/or volume of the business placed with that insurance company. Commission on premiums billed directly by insurance companies relates to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues are recognized ratably as the services are rendered. Fee revenues generated from the Insurance Brokerage Services segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management Services segment relate to third-party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Premiums and fees receivable in the consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as deemed necessary. The use of different estimates or assumptions could produce different results.

Fair Value Of Financial Instruments

Investment strategies are considered trading securities and consist primarily of limited partnerships that invest in common and preferred stocks and bonds. These securities are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common and preferred stocks and bonds that are primarily based on quoted market prices.

Marketable securities consist primarily of common and preferred stocks and bonds and are carried at fair value in the accompanying consolidated balance sheets. Prior to September 30, 2002, these securities were classified as available for sale and the unrealized gains and losses, less related deferred income taxes, were excluded from net earnings and reported as accumulated other comprehensive earnings (loss) in the stockholders' equity section of the consolidated balance sheets. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading. As a result of this reclassification, changes in unrealized gains and losses are now recorded in investment income in the consolidated statements of earnings. The fair value for marketable securities is primarily based on quoted market prices. To the extent that quoted market prices are not available, fair value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized and the use of different pricing models or assumptions could produce different results.

Intangible Assets

Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, expiration lists and non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher received from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results.

In accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," goodwill and indefinite lived assets are not amortized, but are subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill and other intangible assets for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Use Of Estimates

In the preparation of Gallagher's consolidated financial statements in accordance with GAAP, certain estimates and assumptions are made that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions are used in the following areas to calculate the liabilities and expenses recorded in the consolidated financial statements and the amounts disclosed in the notes: defined benefit pension plan, retiree health benefits plan, self-funded employee benefit plans, self-funded professional liability and other insurance programs and pro forma stock option information. The calculations of these amounts are based on estimates and assumptions using historical data and recognized actuarial methods to project future experience. Gallagher periodically reviews the adequacy of the assumptions used and makes adjustments as deemed necessary. The use of different estimates or assumptions could produce different results.

Effect Of New Pronouncements

Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (Interpretation 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which will significantly change current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 requires certain guarantees to initially be recorded as a liability at fair value, which is different from the current practice of recording a liability only when a loss is probable and estimable, as those terms are defined in Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies." Interpretation 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is also a change from general current practice.

The Interpretation's disclosure requirements are effective for all guarantees, regardless of the initiation date, for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued, renewed or modified after December 31, 2002. Gallagher implemented the disclosure requirements of Interpretation 45 in 2002, which is presented in Note 15 to the Consolidated Financial Statements. Gallagher is currently evaluating the impact Interpretation 45 will have on Gallagher's consolidated financial statements for those current guarantees that are anticipated to renew in 2003. The adoption of Interpretation 45 could have a material effect on Gallagher's consolidated operating results or financial position.

Consolidation Of Partially-Owned Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (Interpretation 46), "Consolidation of Variable Interest Entities." Interpretation 46 generally defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its own activities.

Prior to Interpretation 46, a partially owned entity was only consolidated into the investor company's consolidated financial statements if it was controlled by the investor company through voting interests. Regardless of voting interests, Interpretation 46 generally requires a VIE to be consolidated by an investor company if that VIE's equity is less than 10% of its assets and the investor company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the VIE's residual returns or both. Interpretation 46 also requires disclosures about VIEs in circumstances where the investor company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of Interpretation 46 apply immediately to VIEs created or invested in after January 31, 2003. The consolidation requirements apply to entities created or invested in as of January 31, 2003 or earlier, in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was created or invested in.

Gallagher has a number of investments it believes may be deemed to be VIEs. These investments include qualified affordable housing and alternative energy projects intended primarily to be income tax credit generators, a synthetic fuel facility intended to produce both tax credits and pretax income, real estate development projects intended to generate gains and venture capital investees intended to generate equity income and realized gains. Total assets of these investments approximates $650 million in the aggregate. Gallagher's maximum exposure to losses related to these investments is approximately $14 million including net book value, letters of credit, financial guarantees and funding commitments. Management is currently evaluating the impact Interpretation 46 will have on Gallagher's consolidated financial statements. However, management anticipates that the adoption of Interpretation 46 will not have a material effect on Gallagher's consolidated net earnings or stockholders' equity.

Intangible Assets

In 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 were effective for business combinations accounted for by the purchase method completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 initially applied only to goodwill and intangible assets related to business combinations accounted for by the purchase method that were completed after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies were required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangible assets were amortized during the transition period from June 30 to December 31, 2001. Effective January 1, 2002, Gallagher adopted the remaining provisions of SFAS 142 with respect to pre-existing goodwill and intangible assets, the effect of which was not material to Gallagher's consolidated operating results or financial position.

Reclassifications Of Previously Reported Financial Statements

During the first quarter of 2002, Gallagher undertook a review of how it was accounting for all of its partially-owned entities. Given the current environment regarding ownership/control relationships with respect to partially-owned entities, Gallagher determined it would be appropriate to consolidate three operations that were previously accounted for using the equity method of accounting. In addition, prior to 2002, the premiums and claims receivable and payable of a reinsurance intermediary subsidiary of Gallagher were reported on a net basis in Gallagher's consolidated balance sheets with the gross amounts disclosed in the Notes to the Consolidated Financial Statements. During 2002, Gallagher determined it would be appropriate to include these amounts on a gross basis in its consolidated balance sheets in order to conform to a more common industry practice. Reclassifications have been made to the previously reported financial statements in order to conform them to the current year presentation. These reclassifications had no impact on the previously reported net earnings or stockholders' equity. For additional information, see Note 3 to the Consolidated Financial Statements.

2002 Acquisitions

During 2002, Gallagher acquired substantially all the net assets of 10 insurance brokerage and risk management firms in exchange for its common stock and/or cash using the purchase method of accounting for recording business combinations. Gallagher continues to search for merger partners that complement existing operations, provide entry into new markets, add new products and enhance local sales and service capabilities. See Note 2 to the Consolidated Financial Statements for a discussion of the 2002 business combinations.

In the second quarter of 2002, a 90% owned subsidiary of Gallagher acquired a leasing company that leases two cargo airplanes to the French postal service. As part of this acquisition, the subsidiary acquired assets of $47.0 million and assumed non-recourse long-term debt of $38.2 million, in exchange for $3.1 million of cash and $5.7 million of other assets. During the second quarter of 2002, Gallagher consolidated the financial results of this leasing company into its consolidated financial statements.

Results Of Operations — Consolidated

Commission revenues increased $124.4 million, or 23%, to $663.5 million in 2002. This increase generated by the Insurance Brokerage Services segment was primarily the result of record new business of $145.9 million and above average rate increases partially offset by lost business of $85.3 million. Commission revenues increased $64.9 million, or 14%, to $539.0 million in 2001. This increase, also generated by the Insurance Brokerage Services segment, was the result of new business production of $99.8 million and rate increases partially offset by lost business of $60.3 million and a reduction in contingent commission revenue. Organic growth represents the increase in revenues before the impact of the 2002 and 2001 acquisitions accounted for as purchases. Organic growth in commission revenues in 2002 was 17%. Commission revenues from purchase acquisitions completed in 2002 and 2001 totaled $29.5 million for 2002.

Fee revenues increased $64.0 million, or 20%, to $388.9 million in 2002. This increase, generated primarily from the Insurance Brokerage Services segment, resulted primarily from new business production of $65.1 million and favorable retention rates on existing business, partially offset by lost business of $34.2 million. Fee revenues increased $43.6 million, or 16%, to $324.9 million in 2001. This increase, generated primarily from the Risk Management Services segment, resulted from new business production of $55.3 million and favorable retention rates on existing business, partially offset by lost business of $24.6 million. Organic growth in fee revenues in 2002 was 15%. Fee revenues from purchase acquisitions completed in 2002 and 2001 totaled $15.4 million for 2002.

Interest income from fiduciary funds, primarily interest on cash and restricted funds, decreased $3.9 million, or 29%, to $9.3 million in 2002 and $6.3 million, or 32%, to $13.2 million in 2001 due to significant declines in short-term interest rates during 2002 and 2001.

Rates of return on interest bearing accounts and certificates of deposit were down over 40% and 70% in 2002 and 2001, respectively, putting considerable pressure on short-term interest returns.

Income from investment strategies and marketable securities decreased $14.1 million, or 171%, to a loss of $5.9 million in 2002. This decrease was substantially due to other-than-temporary impairments that resulted from a sharp decline in the equity markets in 2002, most of which occurred during the third quarter. During 2002, Gallagher recognized other-than-temporary impairments of $10.6 million in the consolidated statement of earnings related to its marketable securities portfolio. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading. Changes in unrealized gains and losses in this portfolio are now recorded in investment income in the consolidated statements of earnings, instead of in stockholders' equity as accumulated other comprehensive earnings (loss). As a result of this reclassification, $425,000 of net unrealized losses, previously classified in accumulated other comprehensive earnings (loss), was recognized in earnings before income taxes in 2002. Income from investment strategies and marketable securities increased $1.7 million, or 26%, to $8.3 million in 2001 due primarily to realized gains of $2.8 million generated from Gallagher's investment strategies and marketable securities portfolios.

Income from equity investments and partnerships decreased $23.6 million, or 293%, to a loss of $15.5 million in 2002. This decrease was substantially due to $19.6 million of write-downs of loans and equity holdings in five venture capital investments recognized in 2002 and a $3.0 million loss associated with Gallagher's equity investment in Asset Alliance Corporation (AAC) that is discussed below. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment. Income from equity investments and partnerships increased $4.8 million, or 148%, to $8.0 million in 2001. This increase was due primarily to results generated by Gallagher's unconsolidated equity investment portfolio and income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to three of its investees.

The $11.8 million gain on the sale of a portion of a minority interest in an investment relates to the gain recognized on the sale of a portion of Gallagher's minority equity position in AAC to an international financial institution that was completed in the second quarter of 2002. After the sale and subsequent equity transactions of AAC, Gallagher owns approximately 25% of AAC, which is a holding company for alternative fund managers.

On November 7, 2002, one of the major fund managers of AAC, Beacon Hill Asset Management LLC (Beacon Hill), agreed to the entry of a preliminary injunction in an action by the Securities and Exchange Commission (SEC). In accordance with the court's order, Beacon Hill withdrew from managing its hedge funds, which reported approximately $400 million in losses. AAC reports that assets under management by AAC and its 14 affiliate fund managers are currently in excess of $4.0 billion. While Gallagher does not have a direct investment in Beacon Hill or its hedge funds, Gallagher recognized a $3.0 million loss in the fourth quarter of 2002 using the equity method of accounting for AAC's write-down of its investment in Beacon Hill. Gallagher is monitoring these developments but there can be no assurance that as the result of further SEC action against Beacon Hill or otherwise, including investor claims, that there will not be further negative developments which could be material to Gallagher.

Installment gains from alternative energy partnership sales primarily relate to five sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities discussed below. Installment gains from alternative energy partnership sales increased $22.9 million, or 195%, to $34.6 million in 2002, and $2.5 million, or 27%, to $11.7 million in 2001. As discussed below, Gallagher expects to continue to recognize additional installment gains over time through 2007 based on the amount of qualified fuel processed by these facilities. Production at these facilities, which ultimately determines the amount of the installment gains realized, did not meet full expectations in 2002 due to the unusually mild winter in 2001 and a short-term shut down of production in the first quarter of 2002 at one of the major facilities, as the movable equipment was relocated to permanent sites to accommodate the delivery of synthetic fuel.

During the third quarter of 2001, Gallagher completed the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down-payment of $6.7 million and will receive additional installment payments over time through 2007 based on the amount of qualified fuel processed by the facility. Gallagher retains a 5% partnership interest in this synthetic fuel facility.

During the fourth quarter of 2001 and the first and fourth quarters of 2002, Gallagher completed a series of sales totaling 95% of its interest in a partnership that owns a 59.9% interest in another South Carolina synthetic fuel facility. Gallagher received aggregate down-payments of $4.5 million and will receive additional installment payments over time through 2007 based on the amount of qualified fuel processed by the facility. The buyer has the option to put the purchased interest back to Gallagher if certain adverse tax consequences occur through 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down-payment. Gallagher retains a 3% partnership interest in this synthetic fuel facility.

Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down-payment of $8.7 million and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. This transaction had no impact on Gallagher's 2000 results.

In 2000, Gallagher recognized $7.2 million of income related to the forfeiture of a non-refundable down-payment from the termination of an installment sale of a synthetic fuel facility and $2.0 million of income related to an investment development fee generated from one of Gallagher's alternative energy investments.

Income from real estate ventures represents revenue related to Gallagher's consolidation of its investments in two real estate partnerships. These real estate partnerships represent an investment in a limited partnership that owns the building that Gallagher leases for its corporate headquarters and several of its subsidiary operations, and an investment in Birchwood Acres, a limited partnership that owns 11,000 acres of land under development near Orlando, Florida. This residential, recreational and commercial development is being marketed under the name of Harmony. Income from real estate ventures decreased $2.8 million, or 23%, to $9.3 million in 2002 due primarily to a one-time gain of $4.5 million generated from the sale of land by Harmony that was reported in the first quarter of 2001. Income from real estate ventures increased $9.0 million, or 288%, to $12.1 million in 2001, due primarily to the $4.5 million gain noted above and the full year impact of Gallagher's fourth quarter 2000 investment in the limited partnership that owns its corporate headquarters building.

Other income consists primarily of gains on the sales of books of insurance brokerage and benefits business and interest income on employee loans and compensation arrangements. Other income decreased $584,000, or 10%, to $5.2 million in 2002 and increased $2.2 million, or 59%, to $5.8 million in 2001. During 2002 and 2001, Gallagher recognized gains on sales of books of business of $2.5 million and $2.4 million, respectively. Given the nature of the items that comprise other income, income levels will fluctuate from period to period due to timing differences.

See Note 4 to the Consolidated Financial Statements for a summary of the components of investment income and other.

Salaries and employee benefits increased $97.9 million, or 20%, to $576.5 million in 2002 and $63.2 million, or 15%, to $478.6 million in 2001. These increases are higher than usual and are due primarily to a 9% and 14% increase in employee headcount in 2002 and 2001, respectively, salary increases, increases in incentive compensation linked to Gallagher's overall operating results and the performance of Gallagher's investment portfolio, the annualized effect of prior year new hires, a corresponding increase in employee benefit expenses, and increases in pension and medical insurance costs in 2002. The increase in employee headcount relates to the hiring of additional production and support staff to generate the recent and future new business growth and the addition of employees associated with the acquisitions accounted for as purchases that were made in the last 15 months. Salaries and employee benefits as a percentage of commission and fee revenues were 54.8%, 55.4% and 55.0% in 2002, 2001 and 2000, respectively.

Other operating expenses increased $41.9 million, or 17%, to $293.6 million in 2002 due primarily to increases in business insurance costs and shared commissions paid to non-affiliated brokers on the retail P/C brokerage business, both of which are due to the effects of the hard market. Also contributing to the increase in other operating expenses are increases in travel and entertainment costs, due primarily to new business development from new producers, and interest expense due to higher levels of short-term borrowings in 2002 and increased long-term debt related to the 2002 acquisition of the airplane leasing company. Other operating expenses increased $21.6 million, or 9%, to $251.7 million in 2001, due primarily to fees for professional services and business insurance related to Gallagher's investments and to performance-related investment management fees. In addition, Gallagher experienced increases in expenses in 2001 related to increased leased space, temporary help needed to service new risk management and claims business, and commissions paid to non-affiliated brokers on the retail P/C brokerage business.

Operating expenses of alternative energy partnerships represent Gallagher's portion of the production costs associated with the operations of the synthetic fuel facilities owned by the partnerships. These expenses decreased $14.9 million, or 71%, to $6.1 million in 2002 and increased $21.1 million in 2001. The decrease in 2002 is directly attributable to the sales of Gallagher's interests in limited partnerships that operate these facilities that were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. Because of the sales, Gallagher's portion of these expenses was substantially reduced. The increase in 2001 relates to the production costs incurred by the alternative energy partnerships that generated a substantial portion of the tax credits earned by Gallagher in 2001. There were no similar costs incurred in 2000.

Expenses of real estate ventures represent expenses related to Gallagher's consolidation of the two investments in real estate partnerships discussed above. Expenses of real estate ventures increased $625,000, or 9%, to $7.3 million in 2002 due primarily to the development, marketing and operating expenses of Harmony, partially offset by a decrease in minority interest expense associated with the two investments in real estate partnerships. Expenses of real estate ventures increased $4.7 million, or 238%, to $6.6 million in 2001 due primarily to the full-year impact of Gallagher's fourth quarter 2000 investment in the limited partnership that owns its corporate headquarters building and to an increase in minority interest expense.

Depreciation increased $6.1 million, or 31%, to $25.8 million in 2002 and $3.9 million, or 24%, to $19.6 million in 2001. These increases are due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during the three-year period ended December 31, 2002. Also contributing to the increase in depreciation expense in 2002 is the depreciation expense associated with the acquisitions accounted for as purchases that were made in the last 18 months and to the increase in fixed assets related to the 2002 acquisition of the airplane leasing company. In addition, a portion of the increase in depreciation expense in 2001 was due to the full-year impact of Gallagher's investment in the limited partnership that owns its corporate headquarters building.

Amortization increased $3.1 million, or 90%, to $6.6 million in 2002 due primarily to Gallagher's adoption of SFAS 141 and the amortization expenses associated with acquisitions accounted for as purchases that were made in the fourth quarter of 2001 and throughout 2002. Amortization expense for 2001 was relatively unchanged compared to 2000. See Note 2 to the Consolidated Financial Statements for a discussion on the 2002 business combinations.

Gallagher's effective income tax rates were 30.0%, 11.7% and 30.5% in 2002, 2001 and 2000, respectively. These rates are net of the effect of tax credits generated by investments in alternative energy related partnerships that operate synthetic fuel facilities and limited partnerships that operate qualified affordable housing, which are partially offset by amortization expense and state and foreign income taxes. The increase in the effective income tax rate in 2002 is due primarily to a reduction in the amount of tax credits earned in 2002. This decrease in tax credits is directly attributable to the sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities. These sales were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. The reduction in the effective income tax rate in 2001 is due to a $23.4 million increase in tax credits earned in 2001, net of the related amortization expense. This increase in the amount of tax credits earned was generated from Gallagher's alternative energy related partnerships. See Note 16 to the Consolidated Financial Statements. The 2003 effective income tax rate will be higher than the 2002 rate due to the anticipated growth in pretax earnings and the decrease in tax credits that will be generated for Gallagher's use in 2003. Gallagher anticipates that the 2003 effective income tax rate will be in the mid-30% range.

Diluted net earnings per share increased $.02, or 1%, to $1.41 in 2002 and $.35, or 34%, to $1.39 in 2001. Basic net earnings per share increased $.01, or 1%, to $1.49 in 2002 and $.37, or 33%, to $1.48 in 2001. Earnings per share in 2002 were negatively impacted by the investment impairments and write-downs discussed above, an increase in the effective income tax rate in 2002 and an increase in both the weighted average number of common shares and common equivalent shares outstanding. The increase in earnings per share in 2001 is primarily due to the increase in total revenues, which was partially offset by moderate increases in expenses, and to the reduction in the effective income tax rate in 2001.

Gallagher's foreign operations recorded earnings before income taxes of $13.8 million, $8.5 million and $7.9 million in 2002, 2001 and 2000, respectively. The increases in 2002 and 2001 are due primarily to new business production partially offset by lost business. Also contributing to the increase in 2002 was the effect of a United Kingdom-based acquisition accounted for as a purchase that was made in the fourth quarter of 2001. See Notes 16 and 18 to the Consolidated Financial Statements.

During 2002 and 2001, Gallagher's total revenues and expenses increased sequentially from quarter-to-quarter within the calendar years, except for the second quarter of 2001 and the third quarter of 2002, the latter of which was negatively impacted by $28.9 million of investment write-downs. However, commission and fee revenues and the related expenses can vary from quarter-to-quarter as a result of the timing of policy inception dates that traditionally are heaviest in the third and fourth quarters. On the other hand, salaries and employee benefits, rent, depreciation and amortization expenses tend to be more uniform throughout the year. In addition, the timing of acquisitions accounted for as purchases will also impact the trends in Gallagher's quarterly operating results. See Note 17 to the Consolidated Financial Statements.

Results Of Operations — Segment Information

As discussed in Note 18 to the Consolidated Financial Statements, Gallagher operates in three business segments; Insurance Brokerage Services, Risk Management Services and Financial Services, as well as a Corporate segment.

Insurance Brokerage Services

The Insurance Brokerage Services segment encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to the clients' managing of risk. This segment also provides consulting, for fee compensation, related to the clients' risk financing programs and includes Gallagher's retail, reinsurance and wholesale insurance brokerage operations.

Total revenues for this segment increased $168.1 million, or 27%, to $779.8 million in 2002. Total domestic revenues were up $140.2 million, or 25%, to $700.6 million in 2002 and total foreign revenues, principally in the United Kingdom, Australia and Bermuda, were up $27.8 million, or 54%, to $79.2 million in 2002 . These increases are due principally to new business, renewal rate increases and the effect of acquisitions accounted for as purchases that were made in the fourth quarter of 2001 and throughout 2002, partially offset by lost business. Earnings before income taxes increased $38.9 million, or 33%, to $155.4 million in 2002 due primarily to the new business production and rate increases mentioned above.

Total revenues increased $70.0 million, or 13%, to $611.7 million in 2001. This increase is due primarily to new business production offset partially by lost business and a $5.6 million reduction in interest income generated from the float on fiduciary funds in 2001. The decrease in the fiduciary interest income is due to the decrease in short-term interest rates during 2001. Total domestic revenues were up $62.0 million, or 12%, to $560.4 million in 2001 and total foreign revenues, principally in the United Kingdom, Australia and Bermuda, were up $8.0 million, or 18%, to $51.3 million in 2001. These increases are due primarily to new business production offset partially by lost business. Earnings before income taxes increased $16.2 million, or 16%, to $116.5 million in 2001 principally as a result of increased revenues.

Risk Management Services

The Risk Management Services segment primarily represents Gallagher Bassett (GB), which is Gallagher's P/C third-party administration, loss control and risk management consulting and insurance property appraisal operation. The Risk Management Services segment also includes the operations of Gallagher Benefit Administrators, which is Gallagher's third-party administrator of health claims. Third-party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers.

Total revenues for this segment increased $16.6 million, or 6%, to $281.3 million in 2002 due primarily to new business production substantially offset by reductions in existing business volume and by lost business. Total domestic revenues were up $14.3 million, or 6%, to $256.7 million in 2002 and total foreign revenues, principally from the United Kingdom and Australia, were up $2.2 million, or 10% to $24.5 million in 2002. The slowdown in total revenue growth from historical double-digit percentages to recent single-digit percentages, is primarily the result of the events of September 11, 2001, combined with a general economic slowdown in the United States. GB provides services to several airline, hospitality and restaurant-related clients, all of whose businesses were particularly hard hit following September 11th. Because those clients experienced declines in their business, including reductions in their headcount, the rate of increase in new GB claim counts slowed, and for some clients, actual claim counts decreased from the same period in 2001. In addition, the hard market had an unfavorable impact on GB as several of its managing general agent programs were unable to renew their coverages in the reinsurance marketplace during 2002. GB's 2002 operating results were also negatively impacted by several insurance carrier insolvencies in 2002 and 2001. As GB's revenues are generally based on the number of new claims it handles, the reduction in claims has had a direct impact on revenue. As revenues slow, expenses in the short-term do not experience the same immediate reduction. The net result of the above is that earnings before income taxes for the segment were down $2.7 million, or 8%, to $32.6 million in 2002.

Total revenues were up $32.4 million, or 14%, to $264.7 million in 2001 due to strong new business production and favorable retention rates on existing business. Total domestic revenues were up $32.0 million, or 15%, to $242.4 million in 2001 and total foreign revenues, principally from the United Kingdom and Australia, were up $382,000, or 2%, to $22.3 million in 2001 due primarily to new business and substantially less lost business than in 2000. Earnings before income taxes increased $2.1 million, or 6%, to $35.3 million in 2001 due primarily to revenue increases, which were partially offset by moderate increases in expenses.

Financial Services

The Financial Services segment is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. The invested assets of Gallagher are managed in this segment in order to maximize the long-term after-tax return to Gallagher.

Total revenues for this segment decreased $6.4 million, or 16%, to $33.0 million in 2002. This decrease is primarily due to the following previously discussed items:

- Other-than-temporary impairments that resulted from the sharp decline in the equity markets during 2002, most of which occurred in the third quarter. During 2002, Gallagher recognized other-than-temporary impairments of $10.6 million in the consolidated statements of earnings related to its marketable securities portfolio.
- An unrealized loss of $425,000 that was recognized in the third quarter of 2002 related to reclassifying the marketable securities portfolio from available for sale to trading.
- Aggregate write-downs of loans and equity holdings of $19.6 million related to venture capital investments that were recognized in 2002. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment.
- The $3.0 million loss that was recognized by Gallagher in the fourth quarter of 2002 through the equity method of accounting for AAC's write-down of its investment in Beacon Hill.
- A one-time gain of $4.5 million generated from the sale of land by Harmony that was recognized in the first quarter of 2001.

These decreases are partially offset by installment gains from the sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities that were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. These installment gains increased $22.9 million, or 195%, to $34.6 million in 2002. In addition, the $11.8 million gain on the sale of a portion of Gallagher's minority interest in AAC also offset the 2002 decreases discussed above.

Earnings before income taxes increased $1.6 million, or 28%, to $7.1 million in 2002. This increase is primarily due to the $14.9 million reduction in the operating expenses of alternative energy partnerships, the $22.9 million increase in installment gains and the $11.8 million gain on the sale of a portion of Gallagher's minority interest in AAC, all of which were significantly offset by the impairments and write-downs discussed above.

Total revenues increased $15.1 million, or 62%, to $39.4 million in 2001 due primarily to realized gains of $2.8 million generated from Gallagher's investment strategies and marketable securities portfolios, increased installment gains on the alternative energy sale transactions previously discussed in "Results Of Operations — Consolidated," and to income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to three of its investees. Also contributing to the increase in total revenues was income from real estate ventures related to the $4.5 million gain from Harmony mentioned above and the $2.4 million gain recognized on the sale of a benefits administration book of business in 2001.

Earnings before income taxes decreased $7.5 million, or 58%, to $5.5 million in 2001 due primarily to the increase in operating expenses of alternative energy partnerships of $21.1 million in 2001, which represents Gallagher's portion of the production costs associated with the operations of the synthetic fuel facilities. The increase in these expenses in 2001 relates to the production costs incurred by the alternative energy partnerships that generated a substantial portion of the tax credits earned by Gallagher in 2001. The tax credits generated by these investments are included in the provision for income taxes, which is not allocated to Gallagher's operating entities. The impact of the increase in operating expenses of alternative energy partnerships on 2001 earnings before income taxes was partially offset by the revenue increases discussed above.

Corporate

The Corporate segment consists of the operating results of Gallagher's investment in the limited partnership that owns its corporate headquarters building, unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating entities. Only revenues not attributable to one of the three operating segments are recorded in the Corporate segment. All costs are generated in the United States.

Financial Condition And Liquidity

The insurance brokerage industry is not capital intensive. The capital used to fund Gallagher's investment portfolio has been primarily generated from the excess cash provided by its operations, including tax credits generated from tax advantaged investments. Cash generated from operating activities was $149.7 million, $131.5 million and $169.4 million in 2002, 2001 and 2000, respectively. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows from operations vary substantially from quarter to quarter and year to year. Funds restricted as to Gallagher's use, primarily premiums held as fiduciary funds, have not been included in determining Gallagher's overall liquidity. Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its credit agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives may include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, historically Gallagher has been profitable, and cash flows from operations and short-term borrowings under its credit agreements have been sufficient to fund Gallagher's operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

In 2000, Gallagher and its financial services subsidiary entered into an unsecured Revolving Credit Agreement (the Credit Agreement), which expires on September 10, 2003, with a group of five financial institutions. The Credit Agreement provides for short-term and long-term revolving credit commitments of $100.0 million and $50.0 million, respectively. The Credit Agreement provides for loans and letters of credit. Letters of credit are limited to $75.0 million, of which up to $50.0 million may be issued under the long-term facility and up to $25.0 million may be issued under the short-term facility in the determination of net funds available for future borrowing. The Credit Agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the Credit Agreement. In addition, the Credit Agreement has two borrowing options, Domestic Rate Loans and Eurocurrency Loans, as defined in the Credit Agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate. Interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .40% for short-term and long-term revolving credit commitments. The facility fee related to the Credit Agreement is .10% of the used and unused portions of the short-term and long-term revolving credit commitments. Terms of the Credit Agreement include various covenants that require Gallagher to maintain specified levels of net worth and restrict the amount of payments on certain expenditures and debt outside the facility. Gallagher was in compliance with these covenants as of December 31, 2002.

As of December 31, 2002, under the Credit Agreement, Gallagher has contingently committed to funding $54.3 million through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments. Also, as of December 31, 2002, there were $25.0 million of short-term borrowings outstanding under the Credit Agreement. Accordingly, Gallagher had $70.7 million available at December 31, 2002 for future borrowing. In 2002, Gallagher borrowed $258.0 million and repaid $268.0 million of short-term borrowings under the Credit Agreement. In 2001, Gallagher borrowed $206.7 million and repaid $171.7 million of short-term borrowings under the Credit Agreement. The 2002 and 2001 borrowings were used on a short-term basis to finance a portion of Gallagher's operating and investment activities and common stock repurchases. There were $35.0 million in short-term borrowings outstanding under the Credit Agreement as of December 31, 2001.

As of December 31, 2002, there were $17.0 million of borrowings on a line of credit facility and $134.1 million of long-term debt (of which $5.8 million is current) related to the previously discussed airplane leasing company and two real estate partnerships. In 2002, these partnerships borrowed $13.4 million on the line of credit facility and $500,000 of long-term debt and repaid $4.4 million of long-term debt. In 2001, these partnerships borrowed $3.5 million on the line of credit facility and repaid $4.0 million of long-term debt. These borrowings were used by the partnerships (three in 2002 and two in 2001) for their own operating, investing and financing activities. Borrowings under these facilities are not available to Gallagher and as such have not been included in determining Gallagher's overall liquidity. Based on the ownership structure of these three investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of the net carrying value of its investments, funding commitments, letters of credit and financial guarantees.

In the event that any of these operations were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated financial position or operating results. For additional information, see Note 4 to the Consolidated Financial Statements.

The issue of off-balance sheet financing is a concern of many investors. Gallagher's unconsolidated investment portfolio includes investments in limited partnerships and venture capital equity projects where Gallagher's ownership is between 3% and 50%. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheets as of December 31, 2002 and 2001. The December 31, 2002 and 2001 balance sheets of several of these unconsolidated investments contain outstanding debt, which is not required to be included in Gallagher's consolidated balance sheets. See Note 4 to the Consolidated Financial Statements for a summary of the outstanding debt and contingent commitments related to Gallagher's unconsolidated investment portfolio, accounted for using the equity method.

Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, letters of credit and financial guarantees. In the event that certain of these limited partnerships or limited liability companies were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated financial position or operating results. See Notes 7 and 15 to the Consolidated Financial Statements for additional commitments and contingencies.

Gallagher paid $50.4 million in cash dividends on its common stock in 2002. Gallagher's dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher's available cash from earnings and its anticipated cash needs. In each quarter of 2002, Gallagher paid a dividend of $.15 per share that was $.02 or 15% greater than each quarterly dividend declared in 2001. On January 23, 2003, Gallagher declared a 20% increase in its quarterly cash dividend to $.18, payable on April 15, 2003 to Shareholders of Record as of March 31, 2003.

Net capital expenditures were $45.4 million, $31.5 million and $20.6 million in 2002, 2001 and 2000, respectively. These amounts include net capital expenditures of the two previously discussed real estate partnerships of $11.5 million, $7.2 million and $5.4 million in 2002, 2001 and 2000, respectively, the majority of which are related to the Harmony land development project. In 2003, exclusive of the net capital expenditures of the two real estate partnerships, Gallagher expects total capital expenditures to be approximately $30.0 million. Capital expenditures by Gallagher are related primarily to office moves and expansions and updating computer systems and equipment. The capital expenditures related to office moves and expansions in 2002 were higher than originally anticipated due to the increase in employee headcount related to the hiring of additional production personnel and to the acquisitions that were made in the last 15 months.

In 1988, Gallagher adopted a common stock repurchase plan that has been extended through June 30, 2003. Under the plan, Gallagher has repurchased 478,000 shares at a cost of $11.7 million, 3.4 million shares at a cost of $104.1 million and 1.5 million shares at a cost of $31.3 million in 2002, 2001 and 2000, respectively. The repurchased shares are held for reissuance in connection with exercises of options under Gallagher's stock option plans. Under the provisions of the repurchase plan, Gallagher is authorized to repurchase approximately 4.5 million additional shares through June 30, 2003. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

Effective with changes in the United States federal income tax laws in 1997, Gallagher no longer provides for federal income taxes on the undistributed earnings of its foreign subsidiaries, which are considered permanently invested outside the United States. At December 31, 2002, Gallagher had $42.0 million of undistributed earnings from its foreign subsidiaries. Although not considered available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions. See Note 16 to the Consolidated Financial Statements.

Contractual Obligations And Commitments

In connection with its operating and investing activities, Gallagher has entered into certain contractual obligations, as well as commitments to fund certain investments. See Notes 4, 7 and 15 to the Consolidated Financial Statements for an additional discussion of these obligations and commitments.

Gallagher's future cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, limited partnership and airplane leasing company debt obligations and operating leases as of December 31, 2002 are as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**2003**	**2004 to 2005**	**2006 to 2007**	**Thereafter**	**Total**
Revolving Credit Agreement	$ 25,000	$ —	$ —	$ —	$ 25,000
Florida real estate limited partnership debt	7,857	15,260	—	12,410	35,527
Corporate headquarters limited partnership mortgage loan	746	1,693	1,999	74,145	78,583
Airplane leasing company debt	2,180	4,904	29,937	—	37,021
Total debt obligations	35,783	21,857	31,936	86,555	176,131
Operating leases	51,006	86,830	52,049	41,019	230,904
Total contractual obligations	$ 86,789	$ 108,687	$ 83,985	$ 127,574	$ 407,035

The debt of the limited partnerships and the airplane leasing company disclosed in the table above represents the debt directly associated with three of Gallagher's investments that are accounted for on a consolidated basis in the accompanying consolidated balance sheets. This debt is secured by the partnerships' assets and supports their operations. Approximately $32.4 million of the limited partnership debt is recourse to Gallagher through the letters of credit and financial guarantees, which are included in the amounts disclosed below.

Gallagher's total commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2002 are as follows (in thousands):

Other Commitments	Amount Of Commitment Expiration By Period 2003	2004 to 2005	2006 to 2007	Thereafter	Total Amounts Committed
Letters of credit	$ 1,025	$ 8,883	$ 561	$ 43,781	$ 54,250
Financial guarantees	16,500	20,000	—	5,100	41,600
Funding commitments	200	18,481	—	—	18,681
Total other commitments	$ 17,725	$ 47,364	$ 561	$ 48,881	$ 114,531

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

Market Risk Exposure

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Gallagher does not enter into derivatives or other similar financial instruments for trading or speculative purposes. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2002 and 2001 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher's view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher's consolidated balance sheets includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher's estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher has a comprehensive and diversified investment portfolio. Gallagher's invested assets are held as cash and cash equivalents, investment strategies — trading and marketable securities — trading. Accordingly, these assets are subject to various market risk exposures such as interest rate risk and equity price risk.

The fair value of Gallagher's cash and cash equivalents investment portfolio at December 31, 2002 and 2001 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2002 and 2001.

At December 31, 2002 and 2001, the fair value of Gallagher's investment strategies — trading portfolio was $55.9 million and $52.6 million, respectively. From an investment management perspective, this portfolio, which is managed by several independent fund managers, consists of two different components: an equity portfolio of $6.1 million and $6.9 million and an alternative investment strategies portfolio of $49.8 million and $45.7 million at December 31, 2002 and 2001, respectively.

The equity portfolio is subject to equity price risk. It is not hedged, consists primarily of common and preferred stocks and is managed to produce realized gains for Gallagher. The estimated potential loss in fair value of this equity component resulting from a hypothetical decrease in prices quoted by stock exchanges of 10% would be approximately $610,000 and $690,000 at December 31, 2002 and 2001, respectively.

Gallagher's alternative investment strategies portfolio is also subject to equity pricing risk. However, these investments are actively managed in order to minimize Gallagher's exposure to equity pricing risk. The objective of this portfolio is to maximize the overall return to Gallagher, while minimizing the downward price risk in order to preserve the investments' underlying principal balances. The independent fund managers for these alternative investment strategies hedge their strategies by "selling short" equity securities in order to mitigate the effects of changes in equity prices thereby making any such fluctuations immaterial. Accordingly, hypothetical changes in equity prices would not cause the resulting fair value to be materially different from the carrying value for this portfolio at December 31, 2002 and 2001, respectively. While these fund managers attempt to perfectly hedge their investment strategies, equity pricing risk cannot be completely eliminated.

The fair value of Gallagher's marketable securities portfolio was $14.6 million (trading basis) and $18.3 million (available for sale basis, which was $4.4 million less than its aggregate amortized cost) at December 31, 2002 and 2001, respectively. The overall objective of this portfolio is to provide Gallagher with a stable after-tax yield. This unhedged portfolio consists primarily of dividend-yielding preferred stocks, and accordingly, is more sensitive to interest rate risk than it is to equity pricing risk. The estimated potential loss in fair value resulting from a hypothetical one-percentage point increase in short-term interest rates would be approximately $1.7 million and $2.1 million at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, Gallagher had $25.0 million and $35.0 million, respectively, in short-term borrowings outstanding under the Credit Agreement. The fair value of these borrowings approximated their carrying value due to their short-term duration and variable interest rates. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher's weighted average short-term borrowing rate at December 31, 2002 and 2001 and the resulting fair values were not materially different from the year-end carrying values.

Gallagher is subject to foreign currency exchange rate risk primarily due to the fact that its United Kingdom-based subsidiaries incur expenses denominated in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. The foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2002 and 2001 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $6.1 million and $3.3 million, respectively. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to Gallagher's consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets, thereby maintaining a "balanced book", which minimizes the effects of currency fluctuations.

CONSOLIDATED
Statements Of Earnings

(in thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Operating Results			
Revenues:			
Commissions	$ 663,470	$ 539,023	$ 474,082
Fees	388,867	324,864	281,235
Investment income and other:			
Interest income from fiduciary funds	9,289	13,166	19,468
Income (loss) from investment strategies and marketable securities	(5,851)	8,255	6,574
Income (loss) from equity investments and partnerships	(15,534)	8,049	3,243
Gain on sale of portion of minority interest in investment	11,848	—	—
Installment gains from alternative energy partnership sales	34,580	11,703	9,200
Income from real estate ventures	9,324	12,115	3,121
Other income	5,229	5,813	3,657
Total investment income and other	48,885	59,101	45,263
Total revenues	1,101,222	922,988	800,580
Expenses:			
Salaries and employee benefits	576,497	478,563	415,348
Other operating expenses	293,557	251,707	230,100
Operating expenses of alternative energy partnerships	6,131	21,079	—
Expenses of real estate ventures	7,265	6,640	1,967
Depreciation	25,784	19,641	15,780
Amortization	6,646	3,505	3,646
Total expenses	915,880	781,135	666,841
Earnings before income taxes	185,342	141,853	133,739
Provision for income taxes	55,603	16,597	40,784
Net earnings	$ 129,739	$ 125,256	$ 92,955
Basic net earnings per share	$ 1.49	$ 1.48	$ 1.11
Diluted net earnings per share	1.41	1.39	1.04
Dividends declared per common share	.60	.52	.46

See notes to consolidated financial statements.

CONSOLIDATED
Balance Sheets

(in thousands)	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 152,536	$ 98,530
Restricted cash	256,323	209,509
Premiums and fees receivable	1,183,737	1,117,238
Investment strategies — trading	55,937	52,588
Marketable securities — trading	14,619	—
Other	110,458	85,142
Total current assets	1,773,610	1,563,007
Marketable securities — available for sale	—	18,290
Deferred income taxes	102,361	99,263
Other investments and notes receivable	168,413	192,002
Other noncurrent assets	33,133	24,194
Fixed assets	367,273	283,807
Accumulated depreciation and amortization	(116,278)	(100,562)
Net fixed assets	250,995	183,245
Goodwill — net	84,217	55,475
Amortizable intangible assets — net	50,845	9,866
	$ 2,463,574	$ 2,145,342
Liabilities and Stockholders' Equity		
Current liabilities:		
Premiums payable to insurance and reinsurance companies	$ 1,488,222	$ 1,366,516
Accrued salaries and bonuses	58,066	56,572
Accounts payable and other accrued liabilities	107,542	111,618
Unearned fees	19,427	16,527
Income taxes payable	11,036	33,746
Borrowings on line of credit facility	25,000	35,000
Borrowings on line of credit facilities — limited partnerships	16,996	3,552
Current portion of long-term debt — limited partnerships	5,786	3,152
Other	17,529	11,273
Total current liabilities	1,749,604	1,637,956
Long-term debt — limited partnerships	128,349	96,698
Other noncurrent liabilities	57,466	39,075
Commitments and contingencies — Note 15		
Stockholders' equity:		
Common stock — issued and outstanding 88,548 shares in 2002 and 85,111 shares in 2001	88,548	85,111
Capital in excess of par value	92,716	8,768
Retained earnings	360,958	283,796
Unearned deferred compensation	(6,544)	(3,438)
Unearned restricted stock	(7,523)	—
Accumulated other comprehensive earnings (loss)	—	(2,624)
Total stockholders' equity	528,155	371,613
	$ 2,463,574	$ 2,145,342

See notes to consolidated financial statements.

CONSOLIDATED
Statements Of Cash Flows

(in thousands)	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 129,739	$ 125,256	$ 92,955
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net loss (gain) on investments and other	13,562	(2,895)	(2,006)
Gain on sales of operations	(2,500)	(2,375)	(1,823)
Depreciation and amortization	32,430	23,146	19,426
Increase in restricted cash	(46,814)	(50,863)	(29,350)
Increase in premiums receivable	(57,705)	(297,758)	(53,395)
Increase in premiums payable	103,000	380,464	97,105
(Increase) decrease in trading investments — net	(1,758)	1,051	6,498
(Increase) decrease in other current assets	(21,787)	(9,160)	7,876
Increase in accrued salaries and bonuses	4,534	18,094	14,073
Decrease in accounts payable and other accrued liabilities	(8,795)	(1,478)	(1,479)
(Decrease) increase in income taxes payable	(22,842)	23,456	105
Tax benefit from issuance of common stock	18,683	24,806	20,027
Net change in deferred income taxes	(6,577)	(77,751)	(30,613)
Other	16,513	(22,452)	30,019
Net cash provided by operating activities	149,683	131,541	169,418
Cash flows from investing activities:			
Purchases of marketable securities	(16,004)	(13,957)	(25,832)
Proceeds from sales of marketable securities	10,568	23,051	22,471
Proceeds from maturities of marketable securities	3,185	398	762
Net additions to fixed assets	(45,430)	(31,457)	(20,649)
Cash paid for acquisitions, net of cash acquired	(5,443)	(17,893)	(14,801)
Proceeds from sales of operations	2,500	2,700	2,334
Other	1,897	(47,804)	(35,632)
Net cash used by investing activities	(48,727)	(84,962)	(71,347)
Cash flows from financing activities:			
Proceeds from issuance of common stock	15,546	27,255	27,837
Repurchases of common stock	(11,662)	(104,122)	(31,344)
Dividends paid	(50,359)	(41,618)	(33,759)
Borrowings on line of credit facilities	271,444	210,252	45,000
Repayments on line of credit facilities	(268,000)	(171,700)	(60,000)
Borrowings of long-term debt	500	—	12,410
Repayments of long-term debt	(4,419)	(4,006)	(2,315)
Equity transactions of pooled companies prior to dates of acquisition	—	(13,497)	(4,937)
Net cash used by financing activities	(46,950)	(97,436)	(47,108)
Net increase (decrease) in cash and cash equivalents	54,006	(50,857)	50,963
Cash and cash equivalents at beginning of year	98,530	149,387	98,424
Cash and cash equivalents at end of year	$ 152,536	$ 98,530	$ 149,387
Supplemental disclosures of cash flow information:			
Interest paid	$ 10,743	$ 10,477	$ 4,937
Income taxes paid	63,067	36,470	25,371

See notes to consolidated financial statements.

CONSOLIDATED
Statements Of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Retained Earnings	Unearned Deferred Compensation	Unearned Restricted Stock	Accumulated Other Comprehensive Earnings (Loss)	Total Stockholders' Equity
Balance at December 31, 1999	82,157	$ 82,157	$ 8,847	$ 172,466	$ —	$ —	$ (2,669)	$ 260,801
Net earnings	—	—	—	92,955	—	—	—	92,955
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	—	171	171
Comprehensive earnings								93,126
Cash dividends declared on common stock	—	—	—	(35,539)	—	—	—	(35,539)
Common stock issued under stock option plans	3,811	3,811	24,026	—	—	—	—	27,837
Tax benefit from issuance of common stock	—	—	20,027	—	—	—	—	20,027
Common stock repurchases	(1,500)	(1,500)	(30,987)	—	—	—	—	(32,487)
Common stock issued in two pooling acquisitions	72	72	—	—	—	—	—	72
Equity transactions of pooled companies prior to dates of acquisition	—	—	(151)	(4,786)	—	—	—	(4,937)
Balance at December 31, 2000	84,540	84,540	21,762	225,096	—	—	(2,498)	328,900
Net earnings	—	—	—	125,256	—	—	—	125,256
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	—	(126)	(126)
Comprehensive earnings								125,130
Cash dividends declared on common stock	—	—	—	(43,534)	—	—	—	(43,534)
Common stock issued under stock option plans	3,007	3,007	24,248	—	—	—	—	27,255
Tax benefit from issuance of common stock	—	—	24,806	—	—	—	—	24,806
Common stock repurchases	(3,359)	(3,359)	(90,151)	(9,470)	—	—	—	(102,980)
Common stock issued in three pooling acquisitions	93	93	—	—	—	—	—	93
Common stock issued in three purchase acquisitions	678	678	24,200	—	—	—	—	24,878
Common stock issued under deferred compensation	152	152	3,848	—	(3,438)	—	—	562
Equity transactions of pooled companies prior to dates of acquisition	—	—	55	(13,552)	—	—	—	(13,497)
Balance at December 31, 2001	85,111	85,111	8,768	283,796	(3,438)	—	(2,624)	371,613
Net earnings	—	—	—	129,739	—	—	—	129,739
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	—	2,624	2,624
Comprehensive earnings								132,363
Cash dividends declared on common stock	—	—	—	(52,577)	—	—	—	(52,577)
Common stock issued under stock option plans	1,896	1,896	13,650	—	—	—	—	15,546
Tax benefit from issuance of common stock	—	—	18,683	—	—	—	—	18,683
Common stock repurchases	(478)	(478)	(11,184)	—	—	—	—	(11,662)
Common stock issued in seven purchase acquisitions	1,590	1,590	49,166	—	—	—	—	50,756
Common stock issued under deferred compensation	123	123	3,908	—	(3,106)	—	—	925
Common stock issued under restricted stock	306	306	9,725	—	—	(7,523)	—	2,508
Balance at December 31, 2002	88,548	$ 88,548	$ 92,716	$ 360,958	$ (6,544)	$ (7,523)	$ —	$ 528,155

See notes to consolidated financial statements.

NOTES TO Consolidated Financial Statements

1 Summary Of Significant Accounting Policies

Nature Of Operations

Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

Basis Of Presentation

The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Investments in partially owned entities in which Gallagher's ownership is less than 50% are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. For partially owned entities accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

Use Of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Revenue Recognition

Gallagher's revenues are derived from commissions, fees and investment income.

Commission revenues, as well as the related premiums receivable and premiums payable to insurance companies, are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related detail is received by Gallagher from the insurance company. A contingent commission is a commission, paid by an insurance company, that is based on the overall estimated profit and/or volume of the business placed with that insurance company. Commissions on premiums billed directly by insurance companies relates to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues are recognized ratably as the services are rendered. Fee revenues generated from the Insurance Brokerage Services segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management Services segment relate to third-party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Premiums and fees receivable in the accompanying consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $3,000,000 and $2,500,000 at December 31, 2002 and 2001, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year end. The allowance for doubtful accounts was $2,025,000 and $1,730,000 at December 31, 2002 and 2001, respectively. Gallagher periodically reviews the adequacy of the allowances for estimated policy cancellations and doubtful accounts and adjusts them as deemed necessary.

Investment income and other primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, and gains on sales of operations and invested assets. Interest income is recorded as earned. Dividend income is recognized as income based on the date that the underlying security trades "ex-dividend." For revenue recognition policies pertaining to net realized and unrealized gains (losses), see the accounting policy on investments below. Income (loss) from equity investments represents Gallagher's proportionate share of income or losses from investments accounted for using the equity method.

Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the respective period. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

Cash And Cash Equivalents

Short-term investments, consisting principally of commercial paper and certificates of deposit that have a maturity of 90 days or less at date of purchase, are considered cash equivalents.

Restricted Cash

In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher. Various state and foreign

Summary Of Significant Accounting Policies (Continued)

agencies that regulate insurance brokers provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statements of earnings.

Premiums collected from insureds, but not yet remitted to insurance carriers, are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher's subsidiaries operate. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheets, with the related liability reported as premiums payable to insurance companies. Additionally, one of Gallagher's United Kingdom subsidiaries is required by Lloyd's of London to meet certain liquidity requirements.

Investments

Investment strategies and marketable securities are considered trading securities. Investment strategies consist primarily of limited partnerships, which invest in common and preferred stocks and bonds. Marketable securities consist primarily of common and preferred stocks and bonds. Investments designated as trading are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common and preferred stocks and bonds, which are based primarily on quoted market prices. The fair value of marketable securities is based primarily on quoted market prices.

Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio which consists primarily of common and preferred stocks and bonds, from available for sale to trading based on changes in its investment philosophy. Prior to September 30, 2002, marketable securities were considered available for sale and were carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as accumulated other comprehensive earnings (loss). Gains and losses were recognized in net earnings when realized using the specific identification method. The fair value of marketable securities held as available for sale were based primarily on quoted market prices. As a result of this reclassification, $425,000 of net pretax unrealized losses, previously classified in accumulated other comprehensive earnings (loss), was recognized in earnings before income taxes in the third quarter of 2002.

Fixed Assets

Fixed assets are carried at cost in the accompanying consolidated balance sheets. Gallagher periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. Depreciation for fixed assets is computed using the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	3 – 10 years
Buildings and improvements	3 – 40 years
Airplanes of the leasing company	15 years
Leasehold improvements	Lesser of remaining life of the asset or life of lease

Intangible Assets

Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, expiration lists and non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). In accordance with Statement of Financial Accounting Standards No. 142(SFAS 142), "Goodwill and Other Intangible Assets," goodwill and indefinite lived assets are not amortized, but are subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill and other intangible assets for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference.

Stock-Based Compensation

At December 31, 2002, Gallagher has four stock-based employee compensation plans, which are described more fully in Note 10. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. Gallagher accounts for stock option grants under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on net earnings and net earnings per share if Gallagher had applied the fair value recognition provisions of Statement of Financial Accounting Standards Board No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Years Ended December 31,		
	2002	2001	2000
Net earnings, as reported	$ 129,739	$ 125,256	$ 92,955
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (see Note 10), net of related tax effects	(4,013)	(6,232)	(2,046)
Pro forma net earnings	$ 125,726	$ 119,024	$ 90,909
Basic net earnings per share — as reported	$ 1.49	$ 1.48	$ 1.11
Basic net earnings per share — pro forma	1.44	1.40	1.09
Diluted net earnings per share — as reported	1.41	1.39	1.04
Diluted net earnings per share — pro forma	1.38	1.33	1.03

A presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123, diluted net earnings per share as reported would have been reduced by $.03 in 2002, $.06 in 2001 and $.01 in 2000. The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future effects.

Summary Of Significant Accounting Policies (Continued)

Fair Value Of Financial Instruments

The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance companies, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2002 and 2001, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheets. Fair values for other investments and notes receivable are disclosed in Note 4. The carrying amount of borrowings outstanding under Gallagher's credit agreement approximates fair value at December 31, 2002 because the borrowings are at floating interest rates.

Effect Of New Pronouncements

Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (Interpretation 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which will significantly change current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 requires certain guarantees to initially be recorded as a liability at fair value, which is different from the current practice of recording a liability only when a loss is probable and estimable, as those terms are defined in Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies." Interpretation 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is also a change from general current practice.

The Interpretation's disclosure requirements are effective for all guarantees, regardless of the initiation date, for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued, renewed or modified after December 31, 2002. Gallagher implemented the disclosure requirements of Interpretation 45 in 2002, which is presented in Note 15. Gallagher is currently evaluating the impact Interpretation 45 will have on Gallagher's consolidated financial statements for those current guarantees that are anticipated to renew in 2003. The adoption of Interpretation 45 could have a material effect on Gallagher's consolidated operating results or financial position.

Consolidation Of Partially-Owned Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (Interpretation 46), "Consolidation of Variable Interest Entities." Interpretation 46 generally defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its own activities.

Prior to Interpretation 46, a partially owned entity was only consolidated into the investor company's consolidated financial statements if it was controlled by the investor company through voting interests. Regardless of voting interests, Interpretation 46 generally requires a VIE to be consolidated by an investor company if that VIE's equity is less than 10% of its assets and the investor company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the VIE's residual returns or both. Interpretation 46 also requires disclosures about VIEs in circumstances where the investor company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of Interpretation 46 apply immediately to VIEs created or invested in after January 31, 2003. The consolidation requirements apply to entities created or invested in as of January 31, 2003 or earlier, in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was created or invested in.

Gallagher has a number of investments it believes may be deemed to be VIEs. These investments include qualified affordable housing and alternative energy projects intended primarily to be income tax credit generators, a synthetic fuel facility intended to produce both tax credits and pretax income, real estate development projects intended to generate gains and venture capital investees intended to generate equity income and realized gains. Total assets of these investments approximates $650,000,000 in the aggregate. Gallagher's maximum exposure to losses related to these investments is approximately $14,000,000 including net book value, letters of credit, financial guarantees and funding commitments. Management is currently evaluating the impact Interpretation 46 will have on Gallagher's consolidated financial statements. However, management anticipates that the adoption of Interpretation 46 will not have a material effect on Gallagher's consolidated net earnings or stockholders' equity.

Intangible Assets

In 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 were effective for business combinations accounted for by the purchase method completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 initially applied only to goodwill and intangible assets related to business combinations accounted for by the purchase method that were completed after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies were required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangible assets were amortized during the transition period from June 30 to December 31, 2001. Effective January 1, 2002, Gallagher adopted the remaining provisions of SFAS 142 with respect to pre-existing goodwill and intangible assets, the effect of which was not material to Gallagher's consolidated operating results or financial position.

2 Business Combinations

Purchase Acquisitions

In 2002, Gallagher acquired substantially all of the net assets of the following insurance brokerage and risk management firms in exchange for its common stock and/or cash using the purchase accounting method for recording business combinations (in thousands):

2002 Purchase Acquisitions	Common Shares Issued	Common Share Value	Cash Paid	Escrow Deposited	Recorded Purchase Price	Contingent Payable
Life Plans Unlimited, Inc. (LPUI), February 28, 2002	127	$ 3,987	$ —	$ 443	$ 4,430	$ 3,000
Tom Sherwin Insurance Agency, February 28, 2002	—	—	720	80	800	600
NiiS/Apex Group Holdings, Inc. (NAGH), April 1, 2002	643	18,968	—	2,108	21,076	2,000
Cornwall & Stevens Co., Inc., April 30, 2002	—	—	1,800	200	2,000	—
Manning & Smith Insurance, Inc. (MSII), May 31, 2002	274	8,664	—	992	9,656	7,500
Roberts & Roberts Insurance Agency, Inc. (RRIA), May 31, 2002	87	2,773	—	308	3,081	1,700
MountainView Software Corporation, May 31, 2002	15	491	—	55	546	1,100
Craig M. Ferguson & Co., Inc., July 31, 2002	—	—	2,600	100	2,700	2,300
Grandy Pratt Co. (GPC), October 31, 2002	393	9,470	—	1,052	10,522	800
Encore Insurance & Bonding, Inc. (EIBI), November 30, 2002	51	1,340	1,375	105	2,820	1,500
	1,590	$ 45,693	$ 6,495	$ 5,443	$ 57,631	$ 20,500

Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits returned to Gallagher as a result of purchase price adjustment provisions are recorded as downward adjustments to intangible assets when the escrows are settled. The contingent payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid per the purchase agreements. These contingent obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective dates of acquisition. Future payments made under these arrangements will be recorded as upward adjustments to goodwill when the contingencies are settled.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in thousands):

	LPUI	NAGH	MSII	RRIA	GPC	EIBI	Four Other Acquisitions	Total
Current assets	$ 107	$ 2,626	$ 7,185	$ 52	$ 5,250	$ 1,230	$ 6,424	$ 22,874
Other noncurrent assets	—	—	—	—	15	—	320	335
Fixed assets	7	307	196	53	341	—	153	1,057
Goodwill	2,866	13,455	2,381	2,176	4,915	1,107	3,797	30,697
Expiration lists	1,046	4,480	4,113	691	6,143	1,384	2,343	20,200
Non-compete agreements	504	3,030	2,808	333	1,229	277	603	8,784
Total assets acquired	4,530	23,898	16,683	3,305	17,893	3,998	13,640	83,947
Current liabilities	100	2,617	7,027	224	5,991	1,178	7,594	24,731
Other noncurrent liabilities	—	205	—	—	1,380	—	—	1,585
Total liabilities assumed	100	2,822	7,027	224	7,371	1,178	7,594	26,316
Total net assets acquired	$ 4,430	$ 21,076	$ 9,656	$ 3,081	$ 10,522	$ 2,820	$ 6,046	$ 57,631

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail insurance brokerage services and risk management industries and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date for the 2002 acquisitions was allocated to goodwill, expiration lists and non-compete agreements in the amounts of $30,697,000, $20,200,000 and $8,784,000, respectively. With the exception of the intangible assets related to the MountainView Software Corporation acquisition, which were allocated to the Risk Management Services segment, all of the goodwill, expiration lists, and non-compete agreements were allocated to the Insurance Brokerage Services segment. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operation to determine the necessity for allocation adjustments. Expiration lists and non-compete agreements related to the 2002 acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of 14 years and 6 years, respectively. Of the $20,200,000 of expiration lists and $8,784,000 of non-compete agreements related to the 2002 acquisitions, Gallagher expects $3,727,000 and $880,000, respectively, to be deductible for tax purposes. Accordingly, $10,530,000 of goodwill and a corresponding deferred tax liability related to the nondeductible amortizable intangible assets were established in the Corporate segment, which is not included in the above table.

2 Business Combinations (Continued)

Gallagher's consolidated financial statements for the years ended December 31, 2002 include the operations of these companies from the dates of their respective acquisitions. The following is a summary of the unaudited proforma historical results, as if these entities had been acquired at January 1, 2002 and 2001, respectively (in thousands, except per share data):

	Years Ended December 31,	
	2002	2001
Total revenues	$ 1,119,978	$ 968,442
Net earnings	130,321	128,028
Basic net earnings per share	1.48	1.48
Diluted net earnings per share	1.41	1.40

The unaudited proforma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which actually would have resulted had the acquisitions occurred as of January 1, 2002 and 2001, respectively, nor is it necessarily indicative of future operating results.

In the second quarter of 2002, a 90% owned subsidiary of Gallagher acquired a leasing company that leases two cargo airplanes to the French postal service. As part of this acquisition, the subsidiary acquired assets of $47.0 million and assumed non-recourse long-term debt of $38.2 million, in exchange for $3.1 million of cash and $5.7 million of other assets. During the second quarter of 2002, Gallagher consolidated the financial results of this leasing company into its consolidated financial statements.

Poolings Of Interests Acquisitions

In 2001, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for shares of its common stock: The Galtney Group, Inc. dba Healthcare Insurance Services, 3,330,000 shares; MDM Insurance Associates, Inc., 752,000 shares; The InWest Group, Inc., 407,000 shares; SKANCO International, Ltd., 263,000 shares; Nelson/Monarch Insurance Services, Ltd., 109,000 shares; E.S. Susanin, Inc., 109,000 shares; Burgess & Associates, Inc., 73,000 shares; Madison Scott & Associates, Inc., 34,000 shares; Midwest Surety Services, Inc., 32,000 shares; and Central Surety Agency, Inc., 26,000 shares.

These acquisitions were accounted for as poolings of interests and, except for three of these acquisitions whose results were not significant, the consolidated financial statements for all periods prior to the acquisition dates were restated in 2001 to include the operations of these companies.

3 Reclassifications Of Previously Reported Financial Statements

During the first quarter of 2002, Gallagher undertook a review of how it was accounting for all of its partially owned entities. Given the current environment regarding ownership/control relationships with respect to partially owned entities, Gallagher determined that it would be appropriate to consolidate three operations that were previously accounted for using the equity method of accounting. In addition, prior to 2002, the premiums and claims receivable and payable of a reinsurance intermediary subsidiary of Gallagher were reported on a net basis in Gallagher's consolidated balance sheets, with the gross amounts disclosed in the notes to the consolidated financial statements. During 2002, Gallagher determined that it would be appropriate to include these amounts on a gross basis in its consolidated balance sheets in order to conform to a more common industry practice. Reclassifications have been made to the previously reported financial statements in order to conform them to the current year presentation. These reclassifications had no impact on the previously reported net earnings or stockholders' equity. The following summarizes the reclassifications that were made to the 2001 consolidated financial statements (in thousands, except per share data):

December 31, 2001	As Previously Reported	Amounts Reclassified	As Reclassified
Premiums and fees receivable	$ 555,276	$ 561,962	$ 1,117,238
Net fixed assets	51,246	131,999	183,245
Total assets	1,471,823	673,519	2,145,342
Premiums payable to insurance and reinsurance companies	805,595	560,921	1,366,516
Borrowings on line of credit facilities — limited partnerships	—	3,552	3,552
Total long-term debt — limited partnerships	—	99,850	99,850
Total stockholders' equity	371,613	—	371,613

4 Investments

Equity Investments

Gallagher's equity investment philosophy generally consists of investing in tax advantaged and other investment projects that take a long-term view toward private sale or public offering. Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, letters of credit, financial guarantees and funding commitments.

The following is a summary of Gallagher's investments and notes receivable and the related outstanding letters of credit, financial guarantees and funding commitments (in thousands):

December 31, 2002	Investments And Receivables	Letters Of Credit And Financial Guarantees	Funding Commitments
Investment strategies — trading	$ 55,937 (1)	$ —	$ 6,516
Marketable securities — trading	$ 14,619 (1)	—	—
Other investments and notes receivable:			
Tax advantaged investments:			
Partnership interests	$ 56,700	5,880	2,600
Notes receivable	20,752	—	—
Equity investment in Asset Alliance Corporation	45,526	15,000	—
Venture capital investments:			
Equity and partnership interests	27,911	14,931	2,565
Notes receivable	19,966	—	—
Equity investment in Allied World Assurance Holdings, Ltd.	20,000	—	—
Other notes receivable	1,251	—	—
	192,106 (1)	35,811	5,165
Less amounts included in other current assets	(23,693)		
Total other investments and notes receivable per the consolidated balance sheet	$ 168,413		
Net invested assets, letters of credit, financial guarantees and funding commitments related to investments accounted for on a consolidated basis	33,166 (1)	45,675	7,000
Total net invested assets, letters of credit, financial guarantees and funding commitments related to Gallagher's investment portfolios	$ 295,828 (2)	$ 81,486	$ 18,681
December 31, 2001			
Investment strategies — trading	$ 52,588 (1)	$ —	$ 6,650
Marketable securities — available for sale	$ 18,290 (1)	—	—
Other investments and notes receivable:			
Tax advantaged investments:			
Partnership interests	$ 47,219	4,380	—
Notes receivable	16,956	—	—
Equity investment in Asset Alliance Corporation	33,595	25,000	—
Venture capital investments:			
Equity and partnership interests	45,328	10,495	5,900
Notes receivable	31,303	—	—
Equity investment in Allied World Assurance Holdings, Ltd.	20,000	—	—
Other notes receivable	1,417	—	—
	195,818 (1)	39,875	5,900
Less amounts included in other current assets	(3,816)		
Total other investments and notes receivable per the consolidated balance sheet	$ 192,002		
Net invested assets, letters of credit, financial guarantees and funding commitments related to investments accounted for on a consolidated basis	25,431 (1)	34,175	—
Total net invested assets, letters of credit, financial guarantees and funding commitments related to Gallagher's investment portfolios	$ 292,127 (2)	$ 74,050	$ 12,550

(2) Equals sum of (1)'s above.

4 Investments (Continued)

Tax advantaged investments represent amounts invested by Gallagher in 32 limited partnerships (36 in 2001) that operate qualified affordable housing and alternative energy projects that are generating tax benefits to Gallagher on an ongoing basis. These benefits are in the form of both tax deductions for operating losses and tax credits. The tax advantaged investments are primarily accounted for using the effective yield method and are carried at amortized cost in the consolidated balance sheets. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes.

Gallagher's 25% equity investment in Asset Alliance Corporation, an alternative fund manager, is accounted for using the equity method of accounting. Accordingly, Gallagher's share of the net earnings of this entity is included in consolidated net earnings.

Venture capital investments at December 31, 2002 and 2001 consist primarily of minority investments in 14 and 17, respectively, real estate, asset management, insurance, energy, software and e-commerce companies, only one of which exceeded $5,000,000 individually at December 31, 2002. Venture capital investments include limited partnerships and other equity projects where Gallagher's ownership is between 3% and 50%. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate, depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. For the investments accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings.

The equity investment in Allied World Assurance Holdings, Ltd. represents Gallagher's minority investment in a Bermuda based insurance and reinsurance company founded in 2001 by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co.

Notes receivable from investees primarily represent secured loans made by Gallagher to 10 of its investees (12 in 2001). Interest rates on the loans at December 31, 2002 and 2001 ranged from 4.75% to 10.0%. The carrying value of these loans at December 31, 2002 and 2001 approximated fair value.

Investments accounted for on a consolidated basis include two real estate partnerships and an airplane leasing company (2002 only). The real estate partnerships represent an investment in a limited partnership that owns the building that Gallagher leases for its corporate headquarters and several of its subsidiary operations, and an investment in a limited partnership that owns 11,000 acres of land under development near Orlando, Florida (Harmony). The airplane leasing company is a 90% owned subsidiary that owns the net assets of a leasing company that leases two cargo airplanes to the French postal service. These three investments are consolidated into Gallagher's consolidated financial statements because Gallagher's voting control in each of these investments is greater than 50%.

The following is a summary of the assets and liabilities of Gallagher's unconsolidated investments, accounted for using the equity method, reconciled to Gallagher's net carrying value (in thousands):

	December 31,	
	2002	2001
Net current assets	$ 84,321	$ 98,241
Other noncurrent assets	315,859	249,110
Net fixed assets	31,438	25,182
Net intangible assets	86,454	135,104
Debt outstanding	(306,711)	(327,281)
Other noncurrent liabilities	(120,901)	(78,735)
Interests of other shareholders	(32,864)	(45,778)
Gallagher's net carrying value	$ 57,596	$ 55,843

4 Investments (Continued)

The following is a summary of the total debt outstanding and Gallagher's contingent commitments related to Gallagher's unconsolidated investments accounted for using the equity method (in thousands):

	December 31,					
	2002			2001		
	Debt	Letters Of Credit	Guarantees	Debt	Letters Of Credit	Guarantees
Convertible subordinated debentures payable: Issued in connection with various acquisitions made by Asset Alliance, fixed rates of 3.09% to 6.58%, mature 2003 to 2006	$ 40,108	$ —	$ —	$ 42,605	$ —	$ —
Mortgage loan on commercial (office and retail) real estate complex, secured by the commercial real estate: Monthly installments through 2011, 30-year amortization period, fixed rate of 7.40%, balloon payment in 2011	12,763	—	—	12,873	—	—
Line of credit facility on commercial (hotel) real estate complex, secured by the commercial real estate: Permits borrowing up to $8,750,000, interest only, variable rate of LIBOR plus 4.00%, floor of 8.00%, balloon payment April 2003	8,536	500	—	8,037	500	—
"Warehouse" line of credit facilities of equity investee, secured by loan portfolio: Monthly interest-only payments, variable rates of commercial paper rate plus 1.06%, commercial paper rate plus .95%, LIBOR plus 3.00%, maturities in 2003 and five-day call	226,481	5,000	—	238,824	5,000	—
Unsecured bank credit agreement of Asset Alliance: Due in periodic equal installments through June 2003, variable rate of LIBOR plus 1.00%	14,957	—	15,000	24,942	—	25,000
Redevelopment loan on golf course, secured by the property: Interest-only, variable rate of LIBOR plus 2.25%, balloon payment June 2004	3,866	—	—	—	—	—
Other	—	250	—	—	250	—
Total debt and Gallagher's contingent commitments for Gallagher's investments accounted for using the equity method	$ 306,711	$ 5,750	$ 15,000	$ 327,281	$ 5,750	$ 25,000

See Notes 7 and 15 for additional commitments and contingencies.

Investment Income And Other

Significant components of investment income and other are as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Interest	$ 15,525	$ 18,267	$ 24,148
Dividends	1,839	2,923	2,955
Net change in unrealized gain (loss) on investment strategies	32	(110)	628
Net realized gain on investment strategies	1,518	1,852	1,244
Net realized (loss) gain on marketable securities	(10,458)	1,153	134
Net change in unrealized gain (loss) on marketable securities — trading	194	—	—
Gain on sale of portion of minority interest in investment	11,848	—	—
Realized loss on sale of equity interest in start-up venture	(3,547)	—	—
Income (loss) from equity investments	(8,002)	(332)	(709)
Write-downs of notes receivables from equity investments	(13,149)	—	—
Income from tax advantaged investments	35,391	13,591	9,200
Income from consolidated investments	11,147	12,115	3,121
Gains on sales of operations	2,500	2,375	1,823
Other income	4,047	7,267	2,719
Total investment income and other	$ 48,885	$ 59,101	$ 45,263

4 Investments (Continued)

Income From Tax Advantaged Investments

Income from tax advantaged investments in 2002 and 2001 primarily relates to the sales of interests in three alternative energy related limited partnerships.

During the third quarter of 2001, Gallagher completed the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down-payment of $6,700,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. Gallagher recognized installment gains of $18,208,000 and $8,242,000 on this sale transaction in 2002 and 2001 respectively. Gallagher retains a 5% partnership interest in this synthetic fuel facility.

During the fourth quarter of 2001 and the first and fourth quarters of 2002, Gallagher completed the sales of 95% of its interest in a partnership that owns a 59.9% interest in a synthetic fuel facility also located in South Carolina. Gallagher received aggregate down-payments of $4,493,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interests back to Gallagher if certain adverse tax consequences occur through 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down-payments. Gallagher recognized installment gains of $15,360,000 and $2,050,000 respectively on this sale transaction in 2002 and 2001 respectively. Gallagher retains a 3% partnership interest in this synthetic fuel facility.

Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down-payment of $8,706,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. Gallagher recognized installment gains of $1,012,000 and $1,411,000 on this sale transaction in 2002 and 2001 respectively. This transaction had no impact on Gallagher's 2000 results.

In 2000, Gallagher recognized $7,200,000 of income related to the forfeiture of a non-refundable down-payment from the termination of an installment sale of a synthetic fuel facility and $2,000,000 of income related to an investment development fee generated from one of Gallagher's alternative energy investments.

Income From Consolidated Investments

Income from consolidated investments in 2002, 2001 and 2000 primarily represents rental income related to the airplane leasing company (2002 only) and the two real estate partnerships previously discussed. Rental income of the corporate headquarters limited partnership was $7,165,000, $7,428,000 and $2,351,000 in 2002, 2001 and 2000, respectively. Total expenses associated with this income, including interest and depreciation expenses, were $7,479,000, $7,712,000 and $2,508,000 in 2002, 2001 and 2000, respectively. In 2002, rental income of the airplane leasing company was $1,943,000 and total expenses associated with this income, including interest and depreciation expenses, was $2,904,000.

Gains On Sales Of Operations

In 2002, Gallagher sold a P/C book of business and recorded a gain on the sale of $2,500,000. In 2001, Gallagher sold a benefits administration book of business that was underperforming and recorded a gain on the sale of $2,375,000. In 2000, Gallagher sold several underperforming or geographically undesirable operations and recorded aggregate gains on these sales of $1,823,000. The net assets sold and the operating results included in the consolidated statements of earnings related to these operations were not material to the consolidated financial statements.

Other Income

Other income in 2002 and 2001 consists primarily of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to its investees. Other income in 2000 consists primarily of other income attributable to the restatement effects of the 2001 and 2000 acquisitions accounted for as poolings of interests.

Marketable Securities

The following is a summary of marketable securities — available for sale (in thousands):

December 31, 2001	Cost Or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred stocks	$ 11,567	$ 215	$ 991	$ 10,791
Common stocks	6,635	228	2,161	4,702
Fixed maturities	4,461	20	1,684	2,797
	$ 22,663	$ 463	$ 4,836	$ 18,290

The gross realized gains on sales of marketable securities — available for sale totaled $527,000, $2,420,000 and $884,000 for 2002, 2001 and 2000, respectively. The gross realized losses totaled $414,000, $690,000 and $750,000 for 2002, 2001 and 2000, respectively. In addition, in 2002 and 2001, Gallagher recognized other-than-temporary impairment losses of $10,571,000 and $577,000, respectively, related to its marketable securities — available for sale portfolio. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading based on changes in investment philosophy.

The components of other comprehensive earnings (loss), including the related income tax effects, consist of the following (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Change in unrealized gain (loss) on available for sale securities during the year, net of income taxes of ($481) and $95, respectively	$ —	$ (722)	$ 143
Reclassification adjustment for losses (gains) realized in net earnings during the year, net of income taxes of $1,749, $397 and $19, respectively	2,624	596	28
Net change in unrealized gain (loss) on available for sale securities during the year, net of income taxes of $1,749, ($84) and $114, respectively	$ 2,624	$ (126)	$ 171

5 Fixed Assets

Major classes of fixed assets consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Furniture and equipment	$ 137,837	$ 122,325
Buildings and improvements	96,678	96,647
Land and improvements	54,306	43,254
Airplanes of leasing company	51,793	—
Leasehold improvements	26,659	21,581
	$ 367,273	$ 283,807

6 Intangible Assets

Major classes of amortizable intangible assets consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Expiration lists	$ 45,150	$ 11,233
Accumulated amortization — Expiration lists	(5,686)	(1,444)
	39,464	9,789
Non-compete agreements	13,146	235
Accumulated amortization — Non-compete agreements	(1,765)	(158)
	11,381	77
	$ 50,845	$ 9,866

Estimated aggregate amortization expense for each of the next five years is as follows:

2003	$ 7,745
2004	7,576
2005	7,244
2006	6,300
2007	5,625
Total	$ 34,490

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

	Insurance Brokerage Services	Risk Management Services	Corporate	Total
Balance as of January 1, 2002	$ 52,475	$ 1,882	$ 1,118	$ 55,475
Goodwill acquired during the year	30,007	690	10,530	41,227
Adjustments related to independent appraisals and other purchase accounting adjustments	(12,849)	—	450	(12,399)
Goodwill written off related to sales of business units during the year	(29)	(57)	—	(86)
Balance as of December 31, 2002	$ 69,604	$ 2,515	$ 12,098	$ 84,217

7 Credit And Other Debt Agreements

In 2000, Gallagher and its financial services subsidiary entered into an unsecured Revolving Credit Agreement (the Credit Agreement), which expires on September 10, 2003, with a group of five financial institutions. The Credit Agreement provides for short-term and long-term revolving credit commitments of $100,000,000 and $50,000,000, respectively. The Credit Agreement provides for loans and letters of credit. Letters of credit are limited to $75,000,000, of which up to $50,000,000 may be issued under the long-term facility and up to $25,000,000 may be issued under the short-term facility in the determination of net funds available for future borrowing. The Credit Agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the Credit Agreement. In addition, the Credit Agreement has two borrowing options, Domestic Rate Loans and Eurocurrency Loans, as defined in the Credit Agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate and interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .40% for short-term and long-term revolving credit commitments. The facility fee related to the Credit Agreement is .10% of the used and unused portions of the short-term and long-term revolving credit commitments. Terms of the Credit Agreement include various covenants that require Gallagher to maintain specified levels of net worth and restrict the amount of payments on certain expenditures and debt outside the facility. Gallagher was in compliance with these covenants as of December 31, 2002.

As of December 31, 2002, under the Credit Agreement, Gallagher has contingently committed to funding $54,250,000 through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments. Also, as of December 31, 2002 and 2001 respectively, there were $25,000,000 and $35,000,000 of short-term borrowings outstanding under the Credit Agreement. Accordingly, Gallagher had $70,750,000 available at December 31, 2002 for future borrowing.

The following is a summary of Gallagher's Credit Agreement and limited partnership consolidated debt (in thousands):

	December 31,					
	2002			2001		
	Debt	Letters Of Credit	Financial Guarantees	Debt	Letters Of Credit	Financial Guarantees
Gallagher's line of credit facility: Periodic payments of interest and principal, prime for daily borrowings, .40% plus LIBOR for 30 day plus borrowings, expires September 2003	$ 25,000	$ —	$ —	$ 35,000	$ —	$ —
Line of credit facility on Harmony: Permits borrowings up to $17,000,000, monthly interest-only payments, variable rate of LIBOR plus 1.45%, expires 2004	16,996	—	17,000	3,552	—	8,500
Line of credit facility on Harmony: Permits borrowings up to $3,000,000, quarterly interest-only, rate of prime with a collar of 3.00% and 6.00%, expires 2004	—	—	3,000	—	—	—
Bonds payable on Harmony: Monthly interest-only payments through 2010, variable rate based on commercial paper rate, balloon payment 2010	12,410	12,575	—	12,410	12,575	—
Mortgage loan on Harmony: Annual installments, fixed rate of 8.00%, expires 2004	5,700	—	—	8,165	—	—
Equipment loan on Harmony: Fixed monthly payments, fixed rate of 7.00%, expires 2005	421	—	—	—	—	—
Government-issued community development bonds on Harmony: Guaranteed through 2032	—	5,000	5,100	—	5,000	5,100
Loan on airplanes leased to French postal service: Monthly principal and interest payments, variable rate of LIBOR plus 1.62%, balloon payment 2006	37,021	—	—	—	—	—
Mortgage loan on Gallagher's corporate headquarters building: Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization, balloon payment 2008	78,583	3,000	—	79,275	3,000	—
	$ 176,131	$ 20,575	$ 25,100	$ 138,402	$ 20,575	$ 13,600

See Note 15 for additional discussion on commitments and contingencies.

8 Capital Stock And Stockholders' Rights Plan

Capital Stock

The table below summarizes certain information about Gallagher's capital stock at December 31, 2002 and 2001 (in thousands, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1,000
Common stock	$ 1.00	400,000

Stockholders' Rights Plan

Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher's outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $25. The Rights become exercisable and transferable after a public announcement that a person or group (as defined) has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $50 of market value of common stock of the surviving company for the $25 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the public announcement of the acquisition of 20% of the common stock.

9 Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share (in thousands, except per share data):

	Years Ended December 31, 2002	2001	2000
Net earnings	$ 129,739	$ 125,256	$ 92,955
Weighted average number of common shares outstanding	87,303	84,795	83,558
Dilutive effect of stock options using the treasury stock method	4,558	5,332	5,409
Weighted average number of common and common equivalent shares outstanding	91,861	90,127	88,967
Basic net earnings per share	$ 1.49	$ 1.48	$ 1.11
Diluted net earnings per share	1.41	1.39	1.04

Options to purchase 252,000, 231,000 and 313,000 shares of common stock were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of the dilutive effect of stock options. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares during the respective year and, therefore, would be antidilutive to earnings per share under the treasury stock method.

10 Stock Option Plans

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire 10 years from the date of grant, or earlier in the event of termination of the employee.

In addition, Gallagher has a non-employee directors' stock option plan, which currently authorizes 1,025,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as Gallagher's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher. A change in control of Gallagher is defined as the acquisition by a person (or entity) of the beneficial ownership of 50% or more of Gallagher's common stock; the cessation, for any reason, of a majority of directors of Gallagher to serve as directors during any two year period; or the approval by the stockholders of Gallagher of the sale of substantially all of the assets of Gallagher.

For purposes of the pro forma disclosures (see Note 1), the estimated fair values of the stock option grants are amortized to expense over the options' expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2002	2001	2000
Dividend yield	3.0%	3.0%	2.5%
Risk-free interest rate	3.8%	5.0%	5.1%
Volatility	26.1%	24.5%	24.6%
Expected life (in years)	6.0	5.3	6.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

The following is a summary of Gallagher's stock option activity and related information (in thousands, except exercise price data):

	Years Ended December 31,					
	2002		2001		2000	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance	14,117	$ 13.63	14,419	$ 10.43	15,800	$ 8.05
Granted	2,342	24.30	2,842	24.95	2,642	19.98
Exercised	(1,896)	8.16	(3,007)	9.00	(3,811)	7.22
Canceled	(113)	17.15	(137)	14.17	(212)	9.68
Ending balance	14,450	$ 16.05	14,117	$ 13.63	14,419	$ 10.43
Exercisable at end of year	5,107		4,808		5,229	

Options with respect to 6,686,000 shares were available for grant at December 31, 2002.

Stock Option Plans (Continued)

Other information regarding stock options outstanding and exercisable at December 31, 2002 is summarized as follows (in thousands, except exercise price data):

Range Of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life (In Years)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$ 1.11 — $ 8.44	3,627	2.09	$ 7.87	2,353	$ 7.89
8.56 — 12.36	3,661	4.75	9.52	1,709	9.61
12.56 — 22.70	3,834	8.47	20.41	468	17.51
22.87 — 36.94	3,328	8.43	27.10	577	26.01
$ 1.11 — $ 36.94	14,450	5.91	$ 16.05	5,107	$ 11.39

Deferred Compensation

In 2001, Gallagher implemented the Deferred Equity Participation Plan, which is a nonqualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by Gallagher's Board of Directors, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan normally may not be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan are made in the form of Gallagher's common stock.

In 2002 and 2001, Gallagher contributed $4,031,000 and $4,000,000, respectively, to the plan through the issuance of 123,000 and 152,000 shares of Gallagher common stock. Gallagher accounts for the common stock issued to the plan in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." EITF 97-14 requires that the Gallagher common stock issued to the trust be valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation be classified as an equity instrument, with no recognition of changes in the fair value of the amount owed to the participants. The unearned deferred compensation balance is shown as a reduction of stockholders' equity in the accompanying 2002 and 2001 consolidated balance sheets and is being amortized ratably over the vesting period of the participants. During 2002 and 2001, $925,000 and $562,000, respectively, were charged to expense related to this plan.

Restricted Stock Awards

In 2001, Gallagher adopted an incentive compensation plan for several of its key executives and management personnel. The compensation under this plan is determined by a formula applied to the pretax profitability of certain operating divisions and may include an equity award as part of such incentive compensation.

Effective on March 31, 2002, Gallagher contributed 274,000 shares of Gallagher common stock to the plan, with an aggregate value of $8,972,000 as of that date. Also, effective on March 31, 2002, Gallagher granted, to its Chief Executive Officer, a restricted stock award of 32,000 shares of Gallagher common stock with an aggregate value of $1,059,000 at the time of grant. All of the 2002 restricted stock awards vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2003. Gallagher accounts for restricted stock at historical cost, which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders' equity, which will be ratably charged to salary expense over the vesting period of the participants. During 2002, $2,508,000 was charged to expense related to these awards.

Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

13 Retirement Plans (Continued)

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in thousands):

	Years Ended December 31,	
	2002	2001
Change in pension benefit obligation:		
Pension benefit obligation at beginning of year	$ 98,787	$ 92,792
Service cost	11,368	9,108
Interest cost	7,575	6,316
Plan amendments	2,958	—
Net actuarial loss (gain)	4,558	(7,711)
Benefits paid	(1,960)	(1,718)
Pension benefit obligation at end of year	123,286	98,787
Change in plan assets:		
Fair value of plan assets at beginning of year	66,231	66,137
Actual return on plan assets	(6,129)	(3,481)
Company contributions	24,573	5,293
Benefits paid	(1,960)	(1,718)
Fair value of plan assets at end of year	82,715	66,231
Funded status of the plan (underfunded)	(40,571)	(32,556)
Unrecognized net actuarial loss (gain)	14,080	(3,069)
Unrecognized prior service cost	3,345	772
Unrecognized transition obligation	219	275
Accrued pension benefit cost	$ (22,927)	$ (34,578)

The components of the net periodic pension benefit cost for the plan consists of the following (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Service cost — benefits earned during the year	$ 11,368	$ 9,108	$ 7,754
Interest cost on benefit obligation	7,575	6,316	6,002
Expected return on plan assets	(6,462)	(5,911)	(5,935)
Recognized net actuarial gain	—	(412)	(495)
Amortization of prior service cost	385	110	110
Amortization of transition obligation	56	56	56
Other	26	26	26
Net periodic pension benefit cost	$ 12,948	$ 9,293	$ 7,518

The following assumptions were used in determining the plan's pension benefit obligation:

	2002	2001	2000
Discount rate	6.75%	7.50%	7.50%
Weighted average rate of increase in future compensation levels	6.30%	6.50%	6.50%
Expected long-term rate of return on assets	8.50%	9.00%	9.00%

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher's matching contributions (up to a maximum of 2% of eligible compensation) are at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $5,347,000, $4,605,000, and $4,638,000 in 2002, 2001 and 2000, respectively. Effective January 1, 1999, Gallagher implemented a nonqualified deferred compensation plan for certain employees who, due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher's matching contributions to this plan are also at the discretion of Gallagher's Board of Directors. Gallagher contributed $430,000, $471,000 and $316,000 to the plan in 2002, 2001, and 2000, respectively. The fair value of the plan's assets as of December 31, 2002, and 2001 respectively, including employee contributions and investment earnings thereon, was $16,040,000 and $12,461,000, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheets.

Gallagher also has a foreign defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom, which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $4,332,000 in 2002, $3,392,000 in 2001 and $2,921,000 in 2000.

14 Postretirement Benefits Other Than Pensions

In 1992, Gallagher amended its health benefits plan to eliminate retiree coverage, except for retirees and those employees who had already attained a specified age and length of service at the time of the amendment. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in thousands):

	Years Ended December 31, 2002	2001
Change in postretirement benefit obligation:		
Postretirement benefit obligation at beginning of year	$ 6,861	$ 6,852
Service cost	—	—
Interest cost	416	493
Net actuarial gain	(798)	(280)
Benefits paid	(299)	(204)
Postretirement benefit obligation at end of year	6,180	6,861
Fair value of plan assets at beginning and end of year	—	—
Funded status of the plan (underfunded)	(6,180)	(6,861)
Unrecognized net actuarial gain	(5,685)	(5,306)
Unrecognized prior service cost	—	—
Unrecognized transition obligation	5,116	5,628
Accrued postretirement benefit cost	$ (6,749)	$ (6,539)

The components of the net periodic postretirement benefit cost include the following (in thousands):

	Years Ended December 31, 2002	2001	2000
Service cost — benefits earned during the year	$ —	$ —	$ —
Interest cost on benefit obligation	416	493	491
Amortization of transition obligation	512	512	512
Amortization of net actuarial gain	(419)	(331)	(325)
Net periodic postretirement benefit cost	$ 509	$ 674	$ 678

The discount rate used to measure the postretirement benefit obligation was 6.75% at December 31, 2002, and 7.50% at December 31, 2001 and 2000. The transition obligation is being amortized over a 20-year period. For measurement purposes, a 6.50% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2003. This rate was assumed to gradually scale down to 4.50% for 2009 and remain at that level thereafter. The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in thousands):

	One Percentage Point Increase	(Decrease)
Effect on the net periodic postretirement benefit cost in 2002	$ 44	$ (37)
Effect on the postretirement benefit obligation at December 31, 2002	681	(590)

15 Commitments, Contingencies And Financial Guarantees

Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $49,900,000 in 2002, $46,721,000 in 2001 and $40,231,000 in 2000.

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments to fund certain investments. Gallagher's future cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, limited partnership debt obligations and operating leases as of December 31, 2002 are as follows (in thousands):

	Payments Due By Period						
Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
Credit Agreement	$ 25,000	$ –	$ –	$ –	$ –	$ –	$ 25,000
Florida real estate limited partnership debt	7,857	15,161	99	–	–	12,410	35,527
Corporate headquarters limited partnership mortgage loan	746	811	882	958	1,041	74,145	78,583
Airplane leasing company debt	2,180	2,351	2,553	29,937	–	–	37,021
Total debt obligations	35,783	18,323	3,534	30,895	1,041	86,555	176,131
Operating leases	51,006	46,237	40,593	27,008	25,041	41,019	230,904
Total contractual obligations	$ 86,789	$ 64,560	$ 44,127	$ 57,903	$ 26,082	$ 127,574	$ 407,035

The debt of the limited partnerships and the airplane leasing company disclosed in the table above represents the debt of three of Gallagher's investments that are accounted for on a consolidated basis in the accompanying consolidated balance sheets. This debt is secured by the partnerships' assets and supports their operations. Approximately $32.4 million of the limited partnership debt is recourse to Gallagher through the letters of credit and financial guarantees which are included below.

Gallagher's commitments associated with outstanding letters of credit (LOC), financial guarantees and funding commitments as of December 31, 2002 are as follows (all dollar amounts in table and related footnotes are in thousands):

Description And Purpose	Type	Maturity	Trigger	Collateral	Compensation To Gallagher	Maximum Exposure	Liability Recorded
Investments							
Investment strategies — trading							
Funding commitments to two funds	Commitment	2004	Agreed conditions met	None	None	$ 6,516	$ —
Marketable securities — trading							
Funding commitment to investee	Commitment	2004	Agreed conditions met	None	None	2,365	—
Tax advantaged investments							
Credit support for investee's loan to develop landfill gas projects	Guarantee	2003	Investee defaults on loan	None	None	1,500 (1)	—
"Reclamation" collateral for land owned by Gallagher	LOC	After 2007	Activities cease and Gallagher does not proceed with the reclamation process	(3)	None	4,380	—
Funding commitments to two synthetic fuel facilities	Commitment	2004	Agreed conditions met	None	None	2,600	—
Asset Alliance Corporation							
Credit support for Asset Alliance's loan used for acquisitions	Guarantee	2003	Asset Alliance defaults on loan	None	$2,000 fee received in the second quarter of 2002	15,000	—
Venture capital investments							
Credit support for investee's debt facility used to acquire and develop landfill gas sites	LOC	2003 and after 2007	Investee defaults on loan	(4)	None	4,100	—
Collateral for investee's debt on landfill gas site capital improvement projects	LOC	2003	Investee defaults on loan	None	None	645	—
Credit support for e-commerce investee office space lease	LOC	2003	Investee defaults on rent payments	None	None	250	250
Credit support for franchise finance investee "warehouse" loans	LOC	after 2007	Investee defaults on loan	None	1.75% per year on amount of guarantee	5,000	—
Credit support for property developer investee loans used to purchase and develop retail properties, two of which are anchored by a large, national, well-known retailer	3 LOCs	2004	Investee defaults on loan	(4)	18.5% of two projects and 37.0% of one project	4,450	—
Credit support for investee's mortgage on hotel	LOC	after 2007	Investee defaults on mortgage	None	None	500	—
Funding commitment to investee	Commitment	2003	Agreed conditions met	None	None	200	—

Commitments, Contingencies And Financial Guarantees (Continued)

Description And Purpose	Type	Maturity	Trigger	Collateral	Compensation To Gallagher	Maximum Exposure	Liability Recorded
Investments accounted for on a consolidated basis							
Credit support for Gallagher's corporate headquarters building mortgage	LOC	2005	Manager (partial owner) defaults on mortgage payment	None	None	$ 3,000	$ —
Credit support for Harmony property development bonds, loans and lines of credit used for project development	3 LOCs and 2 Guarantees	2004 through 2032	Harmony or Community Development District default on payments	(5)	(6)	42,675 (2)	—
Funding commitment to Harmony	Commitment	2004	Agreed conditions met	None	None	7,000	—
Other							
Credit support for deductibles due by Gallagher on its own insurance coverages	LOC	After 2007	Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher	None	None	5,197	3,200
Credit support for deductibles due by a client of Gallagher on the client's insurance plan	2 LOCs	2004 and after 2007	Client does not fund its deductibles	(7)	Outstanding guarantee multiplied by the current prime interest rate	5,263	—
Credit enhancement for two of Gallagher's Bermuda captive insurance operations to meet minimum statutory capital requirements	2 LOCs	2003 and after 2007	Dissolution or catastrophic financial results of the operations	(8)	Reimbursement of LOC fees	3,330	—
Credit support for Gallagher's subsidiary's line of credit	LOC	2006	Subsidiary defaults on its payments	None	None	560	560
						$ 114,531	$ 4,010

(1) Plus interest and collection expenses.
(2) Plus interest and collection expenses on $20,000 of the total.
(3) The land.
(4) The property secures the loan.
(5) A portion of the property secures one of the lines of credit and the two bond issues.
(6) Gallagher is in the process of negotiating a retroactive, annual, cumulative fee for $30,100 of the LOCs and guarantees. The remaining $12,575 LOC has a fee of $750 plus an interest rate differential.
(7) Lien on real property with an appraised value of approximately $12,500.
(8) The majority owners of the operation that has $3,100 of the LOCs pledge their percentage ownership portion of any draw.

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

Litigation

Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher's consolidated financial position or operating results. Gallagher's financial services subsidiary is party to a lawsuit relating to its investment in the synthetic fuel industry which, if determined adversely to the subsidiary on substantially all claims and for a substantial amount of the damages asserted, could have a material adverse effect on Gallagher. However, Gallagher believes that the plaintiff's claims lack merit. The subsidiary is vigorously defending such claims and has asserted counterclaims against the plaintiff.

See Notes 4 and 7 for additional discussion on commitments and contingencies.

16 Income Taxes

Significant components of earnings before income taxes and the provision for income taxes are as follows (in thousands):

	Years Ended December 31, 2002	2001	2000
Earnings before income taxes:			
Domestic	$ 171,528	$ 133,350	$ 125,874
Foreign, principally United Kingdom, Australia and Bermuda	13,814	8,503	7,865
	$ 185,342	$ 141,853	$ 133,739
Provision for income taxes:			
Federal:			
Current	$ 44,950	$ 78,995	$ 63,919
Deferred	(5,691)	(73,552)	(33,305)
	39,259	5,443	30,614
State and local:			
Current	14,213	20,240	10,540
Deferred	(1,203)	(10,507)	(4,683)
	13,010	9,733	5,857
Foreign:			
Current	2,731	1,518	4,787
Deferred	603	(97)	(474)
	3,334	1,421	4,313
Total provision for income taxes	$ 55,603	$ 16,597	$ 40,784

A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in thousands):

	2002 Amount	2002 % Of Pretax Income	2001 Amount	2001 % Of Pretax Income	2000 Amount	2000 % Of Pretax Income
Federal statutory rate	$ 64,870	35.0	$ 49,649	35.0	$ 46,809	35.0
State income taxes — net of federal benefit	8,456	4.6	6,326	4.5	3,807	2.8
Pre-acquisition earnings of pooled companies taxed to previous owners	—	—	(699)	(0.5)	(293)	(0.2)
Foreign taxes	(1,509)	(0.8)	(1,561)	(1.1)	1,570	1.2
Affordable housing and alternative energy tax credits	(19,059)	(10.3)	(40,125)	(28.3)	(26,341)	(19.7)
Amortization expense of affordable housing and alternative energy investment, net of tax benefit	2,421	1.3	4,821	3.4	14,462	10.8
Other — net	424	0.2	(1,814)	(1.3)	770	0.6
Provision for income taxes	$ 55,603	30.0	$ 16,597	11.7	$ 40,784	30.5

16 Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher's deferred tax liabilities and assets are as follows (in thousands):

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Alternative minimum tax (AMT) and other credit carryforwards	$ 46,617	$ 42,724
Accrued and unfunded compensation and employee benefits	44,265	41,968
Investment-related partnerships	40,319	46,370
Accrued liabilities	23,960	13,922
Unrealized investment loss	—	1,749
Other	4,822	5,675
Total deferred tax assets	159,983	152,408
Valuation allowance for deferred tax assets	—	—
Deferred tax assets	159,983	152,408
Deferred tax liabilities:		
Nondeductible amortizable intangible assets	10,277	450
Accrued and unfunded compensation and employee benefits	956	1,209
Accrued liabilities	5,095	2,900
Investment-related partnerships	7,811	5,852
Total deferred tax liabilities	24,139	10,411
Net deferred tax assets	$ 135,844	$ 141,997

At December 31, 2002 and 2001, $57,622,000 and $53,145,000 respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheets. AMT credits and other have an indefinite and 20 year life, respectively. Gallagher expects to fully utilize the amounts carried forward. During the period from 1994 to 1996, Gallagher provided for United States federal income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the United States federal income tax laws effective in 1997, Gallagher no longer provides for United States federal income taxes on the undistributed earnings ($42,000,000 at December 31, 2002) of certain foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $9,000,000 at December 31, 2002.

17 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2002 and 2001 were as follows (in thousands, except per share data):

2002	1st	2nd	3rd	4th
Total revenues	$ 249,162	$ 277,091	$ 268,187	$ 306,782
Total expenses	200,357	228,559	234,887	252,077
Earnings before income taxes	48,805	48,532	33,300	54,705
Net earnings	33,675	34,461	23,310	38,293
Basic earnings per share	.39	.39	.26	.43
Diluted net earnings per share	.37	.37	.25	.42
2001				
Total revenues	$ 216,652	$ 213,947	$ 235,664	$ 256,725
Total expenses	182,579	185,175	193,645	219,736
Earnings before income taxes	34,073	28,772	42,019	36,989
Net earnings	27,083	23,197	41,903	33,073
Basic earnings per share	.32	.27	.49	.39
Diluted net earnings per share	.30	.26	.47	.36

18 Segment Information

Gallagher has identified three operating segments in addition to its corporate operations. Insurance Brokerage Services encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to clients' managing of risk. This segment also provides consulting, for fee compensation, related to the clients' risk financing programs and includes Gallagher's retail, reinsurance and wholesale insurance brokerage operations. Risk Management Services primarily represents Gallagher's third-party administration, loss control and risk management consulting and insurance property appraisal operations. Third-party administration is principally the management and processing of claims for self insurance programs of Gallagher's clients or clients of other brokers. Financial Services is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. The invested assets of Gallagher are managed in this segment in order to maximize the long-term after-tax return to Gallagher. Corporate consists primarily of the operating results of Gallagher's investment in the limited partnership that owns its corporate headquarters building, unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating segments. Only revenues not attributable to one of the three operating segments are recorded in the Corporate segment.

Allocations of investment income and certain expenses are based on assumptions and estimates. Reported operating results by segment would change if different methods were applied. Certain assets are not individually identifiable by segment and, accordingly, have been allocated based on formulas. Financial information relating to Gallagher's operating segments for 2002, 2001 and 2000 is as follows (in thousands):

	Insurance Brokerage Services	Risk Management Services	Financial Services	Corporate	Total
Year Ended December 31, 2002					
Revenues:					
Commissions	$ 662,857	$ 613	$ —	$ —	$ 663,470
Fees	109,046	279,821	—	—	388,867
Investment income and other	7,879	817	33,024	7,165	48,885
Total revenues	$ 779,782	$ 281,251	$ 33,024	$ 7,165	$ 1,101,222
Earnings (loss) before income taxes	$ 155,438	$ 32,574	$ 7,073	$ (9,743)	$ 185,342
Provision for income taxes	—	—	—	55,603	55,603
Net earnings (loss)	$ 155,438	$ 32,574	$ 7,073	$ (65,346)	$ 129,739
Income (loss) from equity investments	$ (581)	$ —	$ (7,421)	$ —	$ (8,002)
Depreciation expense	10,570	9,173	2,114	3,927	25,784
Amortization expense	6,606	40	—	—	6,646
Interest expense	183	123	757	8,425	9,488
Net foreign exchange gain (loss)	282	(10)	—	(17)	255
Revenues:					
United States	$ 700,630	$ 256,726	$ 31,135	$ 7,165	$ 995,656
Foreign, principally United Kingdom, Australia and Bermuda	79,152	24,525	1,889	—	105,566
Total revenues	$ 779,782	$ 281,251	$ 33,024	$ 7,165	$ 1,101,222
At December 31, 2002					
Identifiable assets:					
United States	$ 1,259,675	$ 53,500	$ 294,217	$ 303,845	$ 1,911,237
Foreign, principally United Kingdom, Australia and Bermuda	483,464	20,079	48,794	—	552,337
Total identifiable assets	$ 1,743,139	$ 73,579	$ 343,011	$ 303,845	$ 2,463,574
Goodwill — net	$ 69,604	$ 2,515	$ —	$ 12,098	$ 84,217
Amortizable intangible assets — net	50,195	650	—	—	50,845
Identifiable assets related to equity investments	375	—	57,222	1,200	58,797

Segment Information (Continued)

	Insurance Brokerage Services	Risk Management Services	Financial Services	Corporate	Total
Year Ended December 31, 2001					
Revenues:					
Commissions	$ 537,933	$ 1,090	$ —	$ —	$ 539,023
Fees	62,342	262,522	—	—	324,864
Investment income and other	11,457	1,084	39,407	7,153	59,101
Total revenues	$ 611,732	$ 264,696	$ 39,407	$ 7,153	$ 922,988
Earnings (loss) before income taxes	$ 116,498	$ 35,314	$ 5,513	$ (15,472)	$ 141,853
Provision for income taxes	—	—	—	16,597	16,597
Net earnings (loss)	$ 116,498	$ 35,314	$ 5,513	$ (32,069)	$ 125,256
Income (loss) from equity investments	$ (470)	$ —	$ 138	$ —	$ (332)
Depreciation expense	8,954	7,127	5	3,555	19,641
Amortization expense	3,265	240	—	—	3,505
Interest expense	199	150	2,747	7,381	10,477
Net foreign exchange gain (loss)	(451)	(32)	—	(13)	(496)
Revenues:					
United States	$ 560,429	$ 242,403	$ 37,376	$ 7,153	$ 847,361
Foreign, principally United Kingdom, Australia and Bermuda	51,303	22,293	2,031	—	75,627
Total revenues	$ 611,732	$ 264,696	$ 39,407	$ 7,153	$ 922,988
At December 31, 2001					
Identifiable assets:					
United States	$ 1,164,136	$ 47,203	$ 283,433	$ 255,209	$ 1,749,981
Foreign, principally United Kingdom, Australia and Bermuda	375,531	16,481	3,349	—	395,361
Total identifiable assets	$ 1,539,667	$ 63,684	$ 286,782	$ 255,209	$ 2,145,342
Goodwill — net	$ 52,475	$ 1,882	$ —	$ 1,118	$ 55,475
Amortizable intangible assets — net	9,866	—	—	—	9,866
Identifiable assets related to equity investments	1,175	—	48,115	1,200	50,490
Year Ended December 31, 2000					
Revenues:					
Commissions	$ 472,878	$ 1,204	$ —	$ —	$ 474,082
Fees	51,678	229,557	—	—	281,235
Investment income and other	17,157	1,534	24,318	2,254	45,263
Total revenues	$ 541,713	$ 232,295	$ 24,318	$ 2,254	$ 800,580
Earnings (loss) before income taxes	$ 100,265	$ 33,216	$ 12,997	$ (12,739)	$ 133,739
Provision for income taxes	—	—	—	40,784	40,784
Net earnings (loss)	$ 100,265	$ 33,216	$ 12,997	$ (53,523)	$ 92,955
Income from equity investments	$ (384)	$ —	$ (325)	$ —	$ (709)
Depreciation expense	8,879	5,814	11	1,076	15,780
Amortization expense	3,547	99	—	—	3,646
Interest expense	517	174	212	2,175	3,078
Net foreign exchange gain (loss)	(290)	20	—	(23)	(293)
Revenues:					
United States	$ 498,400	$ 210,384	$ 23,693	$ 2,254	$ 734,731
Foreign, principally United Kingdom, Australia and Bermuda	43,313	21,911	625	—	65,849
Total revenues	$ 541,713	$ 232,295	$ 24,318	$ 2,254	$ 800,580
At December 31, 2000					
Identifiable assets:					
United States	$ 875,876	$ 47,919	$ 242,969	$ 183,194	$ 1,349,958
Foreign, principally United Kingdom, Australia and Bermuda	256,630	13,744	6,439	—	276,813
Total identifiable assets	$ 1,132,506	$ 61,663	$ 249,408	$ 183,194	$ 1,626,771
Goodwill — net	$ 9,602	$ 2,122	$ —	$ 1,373	$ 13,097
Amortizable intangible assets — net	2,992	—	—	—	2,992
Identifiable assets related to equity investments	945	—	33,396	1,200	35,541

MANAGEMENT'S **Report**

The management of Arthur J. Gallagher & Co. (Gallagher) is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's best estimates and judgments. Other financial information presented in this annual report is consistent with the consolidated financial statements.

Gallagher maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that Gallagher and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

Ernst & Young LLP, independent auditors, have audited Gallagher's consolidated financial statements and their report is presented herein.

The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

Arthur J. Gallagher & Co.
Itasca, Illinois
January 29, 2003

J. Patrick Gallagher, Jr.
President and Chief Executive Officer

Richard C. Cary
Acting Chief Financial Officer
and Chief Accounting Officer

REPORT OF Independent Auditors

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheets of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Gallagher's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
January 29, 2003

Selected Financial Data


Commissions
(a) in millions of dollars
421.3
440.8
474.1
539.0
663.5
700
600
500
400
300
200
100
0
98
99
00
01
02


Fees
(a) in millions of dollars
213.4
235.9
281.2
324.9
388.9
400
350
300
250
200
150
100
50
0
98
99
00
01
02


Investment Income And Other
(a) in millions of dollars
25.0
39.2
45.3
59.1
48.9
60
50
40
30
20
10
0
98
99
00
01
02


Employees At End Of Year
(a)
5,128
5,344
5,714
6,499
7,111
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02


Total Revenues Per Employee
(a) in thousands of dollars
129
134
140
142
155
175
150
125
100
75
50
25
0
98
99
00
01
02


Net Earnings Per Employee
in thousands of dollars
13
16
16
19
18
20
15
10
5
0
98
99
00
01
02

(a) See page 60.

GROWTH RECORD 1993-2002

(in thousands except per share and employee data)	Average Annual Growth	2002	2001	2000
Revenue Data (a)				
Commissions		$ 663,470	$ 539,023	$ 474,082
Fees		388,867	324,864	281,235
Investment income and other		48,885	59,101	45,263
Total revenues		$ 1,101,222	$ 922,988	$ 800,580
Dollar growth		$ 178,234	$ 122,408	$ 84,643
Percent growth	11%	19%	15%	12%
Pretax Earnings Data				
Pretax earnings		$ 185,342	$ 141,853	$ 133,739
Dollar growth		$ 43,489	$ 8,114	$ 6,715
Percent growth	17%	31%	6%	5%
Pretax earnings as a percentage of revenues		17%	15%	17%
Net Earnings Data				
Net earnings		$ 129,739	$ 125,256	$ 92,955
Dollar growth		$ 4,483	$ 32,301	$ 9,715
Percent growth	17%	4%	35%	12%
Net earnings as a percentage of revenues		12%	14%	12%
Share Data				
Shares outstanding at year end		88,548	85,111	84,540
Diluted net earnings per share (b)		$ 1.41	$ 1.39	$ 1.04
Percent growth	16%	1%	34%	7%
Employee Data				
Number at year end		7,111	6,499	5,714
Number growth		612	785	370
Percent growth	6%	9%	14%	7%
Total revenue per employee (c)		$ 155	$ 142	$ 140
Net earnings per employee (c)		$ 18	$ 19	$ 16
Common Stock Dividend Data				
Dividends declared per share (d)		$ .60	$ .52	$ .46
Total dividends declared		$ 52,577	$ 43,534	$ 35,539
Percent of net earnings		41%	35%	38%
Balance Sheet Data				
Total assets (a)		$ 2,463,574	$ 2,145,342	$ 1,626,771
Long-term debt less current portion (a)		128,349	96,698	103,856
Total stockholders' equity		$ 528,155	$ 371,613	$ 328,900
Return On Beginning Stockholders' Equity		35%	38%	36%

Notes:

(a) Restated to conform to the current year presentation. See Note 3 to the Consolidated Financial Statements.

(b) Based on the weighted average number of common and common equivalent shares outstanding during the year.

(c) Based on the number of employees at end of year.

(d) Based on the total dividends declared on a share of common stock outstanding during the entire year.

Years Ended December 31,

1999	1998	1997	1996	1995	1994	1993
$ 440,828	$ 421,256	$ 392,427	$ 376,083	$ 362,259	$ 330,169	$ 295,329
235,879	213,360	186,014	176,411	166,111	147,265	134,422
39,230	24,980	40,452	34,214	26,929	17,137	23,223
$ 715,937	$ 659,596	$ 618,893	$ 586,708	$ 555,299	$ 494,571	$ 452,974
$ 56,341	$ 40,703	$ 32,185	$ 31,409	$ 60,728	$ 41,597	$ 47,740
9%	7%	5%	6%	12%	9%	12%
$ 127,024	$ 83,166	$ 94,672	$ 79,974	$ 77,599	$ 67,802	$ 59,607
$ 43,858	$ (11,506)	$ 14,698	$ 2,375	$ 9,797	$ 8,195	$ 14,962
53%	(12%)	18%	3%	14%	14%	34%
18%	13%	15%	14%	14%	14%	13%
$ 83,240	$ 66,879	$ 63,388	$ 52,985	$ 48,437	$ 43,536	$ 36,068
$ 16,361	$ 3,491	$ 10,403	$ 4,548	$ 4,901	$ 7,468	$ 8,038
24%	6%	20%	9%	11%	21%	29%
12%	10%	10%	9%	9%	9%	8%
82,157	81,169	79,257	78,612	78,900	79,724	81,344
$ .97	$ .80	$ .78	$ .65	$ .59	$ .53	$ .43
21%	3%	20%	10%	11%	23%	26%
5,344	5,128	4,907	4,872	4,794	4,382	4,158
216	221	35	78	412	224	269
4%	5%	1%	2%	9%	5%	7%
$ 134	$ 129	$ 126	$ 120	$ 116	$ 113	$ 109
$ 16	$ 13	$ 13	$ 11	$ 10	$ 10	$ 9
$ .40	$ .35	$ .31	$ .29	$ .25	$ .22	$ .18
$ 29,202	$ 24,218	$ 20,408	$ 18,399	$ 15,270	$ 13,209	$ 10,808
35%	36%	32%	35%	32%	30%	30%
$ 1,364,302	$ 1,243,946	$ 848,746	$ 747,829	$ 692,305	$ 620,652	$ 647,051
13,900	15,500	—	1,130	2,260	3,390	28,166
$ 260,801	$ 268,668	$ 239,455	$ 201,795	$ 183,651	$ 157,307	$ 177,859
31%	28%	31%	29%	31%	24%	25%

GALLAGHER GROUP OF COMPANIES and joint-ventures

Arthur J. Gallagher & Co., one of the world's leading insurance brokers, plans and administers a full array of insurance, reinsurance, risk management, self-insurance, claims management and employee benefit products and services through an organization of specialized companies and joint-ventures.

INSURANCE BROKERAGE SERVICES

BROKERAGE SERVICES RETAIL DIVISION
Gallagher's largest division specializes in structuring property/casualty insurance and risk management programs for commercial, industrial, institutional and governmental organizations through its offices in the U.S., and through a network of correspondent brokers in more than 100 countries around the world.

GALLAGHER BENEFIT SERVICES, INC.
This employee benefit and human resource services subsidiary assists clients in all areas of their employee retirement and health and welfare plans, including plan design, funding and administration.

ARTHUR J. GALLAGHER (UK) LIMITED
This Lloyd's broker directly accesses Lloyd's and other London and international insurance and reinsurance markets, placing risks for Gallagher's own brokers, other brokers/carriers worldwide and direct retail clients across all non-marine and aviation classes.

RISK PLACEMENT SERVICES, INC.
This subsidiary operates as a traditional wholesale broker and managing general agent, working with both Gallagher and non-Gallagher producers, and has access to all major excess/surplus lines carriers. Its operating units include: International Special Risk Services, Inc.; ARM of California; Nelson, Gordon & James Insurance Services; R&R/Select; Harbor Excess & Surplus; Castle Insurance Associates, Inc.; SKANCO; Equity Insurance Managers; and CoverageFirst.com.

ARTHUR J. GALLAGHER INTERMEDIARIES, INC.
This specialty marketing subsidiary operates as a reinsurance intermediary and surplus lines broker for domestic and captive insurance companies, risk-sharing pools and independent insurance brokers.

GALLAGHER CAPTIVE SERVICES, INC.
This subsidiary specializes in the design and development of group, association and single-parent captives. Its comprehensive captive services encompass feasibility studies, domicile management and program management.

ARTHUR J. GALLAGHER & CO. (BERMUDA) LIMITED
This offshore subsidiary provides access to the many specialized insurance and reinsurance companies operating within the Bermuda marketplace, acting as an intermediary to place excess protection for pools, captives, rent-a-captives, risk retention groups and self-insurance arrangements.

INNOVATIVE RISK SERVICES, INC.
This division facilitates access to Bermuda-based insurance companies for both Gallagher and non-Gallagher producers.

RISK MANAGEMENT PARTNERS LTD. (RMP)
RMP, a joint-venture between Gallagher and a subsidiary of Munich-American Re Corporation, markets insurance and risk management products and services to U.K. public entities through offices in England and Scotland.

JOHN P. WOODS CO., INC.
This subsidiary provides a full range of property, casualty, accident and health treaty reinsurance, encompassing risk transfer and finite solutions. Additionally, on behalf of clients, it accesses a full array of professional services including actuarial, catastrophe modeling, dynamic financial analysis, financial and capital market alternatives and strategic planning.

ARTHUR J. GALLAGHER AUSTRALASIA PTY LTD
This is a specialist wholly owned subsidiary, dealing in niche programs, risk management and reinsurance in the Australian market.

ARTHUR J. GALLAGHER ASIA PTE LTD
This recently-formed subsidiary, with its regional head office situated in Singapore, handles all classes of reinsurance broking, consultancy and financial risk solutions within the Asian region from India to Japan.

NiiS/APEX GROUP HOLDINGS, INC.
This consulting and insurance services organization specializes in actuarial, underwriting, claims management and audit services. It services accident and health, property and casualty insurance industries, employers, governmental entities and other risk assumption vehicles.



GBS INSURANCE AND FINANCIAL SERVICES, INC.

This provider of life insurance, annuities and long-term care insurance is a managing general agent for dozens of insurance companies and acts as a wholesaler delivering competitive policies and aggressive underwriting for insurance agents.

RISK MANAGEMENT SERVICES

GALLAGHER BASSETT SERVICES, INC.

This subsidiary provides a broad range of risk management services — including claims and information management, risk control consulting and appraisal services — to help corporations and institutions reduce their cost of risk.

GALLAGHER BENEFIT ADMINISTRATORS, INC.

This third-party claims administrator serves the self-funded employee benefits marketplace by integrating highly effective managed care and quality assurance programs with claims administration services.

GALLAGHER BASSETT (UK)

This Gallagher Bassett subsidiary provides Pan-European claims management, loss control and information management services to clients.

GALLAGHER BASSETT CANADA INC.

A subsidiary of Gallagher Bassett, this operation provides claims management, appraisal and information management services to Canadian and U.S. clients.

WYATT GALLAGHER BASSETT PTY LTD

This joint-venture between Gallagher Bassett and the Wyatt Group Pty Ltd provides loss adjusting, marine and aviation surveying, claims management services and risk control consulting services throughout Australia.

MOUNTAINVIEW SOFTWARE CORPORATION

MountainView Software Corporation designs standardized and customized electronic claims reporting and claims management software that enables users to submit/view claims such as OSHA 300, workers compensation, state First Report of Injury, property, and general and auto liability via the Internet, as well as generate loss run and claims analysis reports.

FINANCIAL SERVICES

AJG FINANCIAL SERVICES, INC.

This subsidiary is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. It combines the invested assets of Gallagher in order to maximize the return to the company. AJG Financial Services is continuing to expand its strategic investment portfolio.

ARTHUR J. GALLAGHER & CO.
sales and service offices

Domestic Sales Offices
Albany, NY
Aliso Viejo, CA
Amarillo, TX
Atlanta, GA
Austin, TX
Baton Rouge, LA
Boca Raton, FL
Boston, MA
Canoga Park, CA
Charlotte, NC
Chicago, IL
Clearwater, FL
Cleveland, OH
Columbia, MD
Columbia, SC
Cupertino, CA
Dallas, TX
Davidson, NC
Denver, CO
Detroit, MI
Elgin, IL
Encino, CA
Fairfield, CT
Frankfort, KY
Fresno, CA
Ft. Lauderdale, FL
Grand Rapids, MI
Greenville, SC
Hammonton, NJ
Hartford, CT
Honolulu, HI
Houston, TX
Itasca, IL
Jackson, MS
Jersey City, NJ
Kansas City, MO
Lake Charles, LA
Layton, UT
Lexington, KY
Lisle, IL
Little Rock, AR
Long Grove, IL
Los Angeles, CA
Lubbock, TX
Memphis, TN
Metairie, LA
Miami, FL
Midland, TX
Milwaukee, WI
Minneapolis, MN
Monroe, LA
Nashville, TN
New York, NY
Norcross, GA
Norwalk, CT
Oklahoma City, OK
Orange, CA
Orlando, FL
Philadelphia, PA
Plattenville, LA
Pleasanton, CA
Princeton, NJ
Redmond, WA
Salem, MA
Salt Lake City, UT
San Francisco, CA
Scottsdale, AZ
Seattle, WA
Sioux City, IA
Spring, TX
Springfield, MO
Stamford, CT
St. Clair Shores, MI
St. Louis, MO
Suffern, NY
Tacoma, WA
Thibodaux, LA
Trevose, PA
Tulsa, OK
Tustin, CA
Valhalla, NY
Walnut Creek, CA
Warren, NJ
Washington, D.C.
Wayne, NJ
West Des Moines, IA
White Plains, NY
Wichita, KS
Worthington, OH
Yonkers, NY
Youngstown, OH

Domestic Service Offices
Albuquerque, NM
Alexandria, LA
Aliso Viejo, CA
Allentown, PA
Amherst, NY
Anaheim, CA
Arden, NC
Arlington Heights, IL
Atlanta, GA
Austin, TX
Baton Rouge, LA
Bedford, NH
Big Bend, WI
Birmingham, AL
Bloomfield Hills, MI
Braintree, MA
Brandon, FL
Brookfield, WI
Carlsbad, CA
Charlotte, NC
Clearwater, FL
Clifton Park, NY
Clint, TX
Columbia, MD
Coral Springs, FL
Dallas, TX
Davie, FL
Denver, CO
Des Moines, IA
Dublin, OH
East Lansing, MI
East Moline, IL
Evansville, IN
Farmington, CT
Franklin, MA
Ft. Myers, FL
Ft. Worth, TX
Gainesville, FL
Glen Ellyn, IL
Grand Prairie, TX
Greensburg, PA
Greenwood Village, CO
Honolulu, HI
Houston, TX
Indianapolis, IN
Irving, TX
Itasca, IL
Ithaca, NY
Jackson, MS
Jacksonville, AR
Jacksonville, FL
Kansas City, MO
Kissimmee, FL
Lafayette, CA
Lake Oswego, OR
Las Vegas, NV
Layton, UT
Lees Summit, MO
Lexington, KY
Lisle, IL
Longmeadow, MA
Louisville, KY
Madison, WI
Manchester, MO
Maryland Heights, MO
Mechanicsburg, PA
Medford, NJ
Melville, NY
Memphis, TN
Metairie, LA
Miami, FL
Miami Shores, FL
Minneapolis, MN
Minnetonka, MN
Miramar, FL
Montrose, CA
Mt. Laurel, NJ
Napa, CA
Nashville, TN
North Little Rock, AR
North Syracuse, NY
Oklahoma City, OK
Orlando, FL
Parkton, MD
Parsippany, NJ
Peoria, IL
Phoenix, AZ
Plano, TX
Portland, ME
Racine, WI
Raleigh, NC
Rancho Cucamonga, CA
Rancho Cordova, CA
Raytown, MO
Richmond, VA
Rochester, NY
Rockford, IL
Royal Palm Beach, FL
Sacramento, CA
San Antonio, TX
San Francisco, CA
Schaumburg, IL
Scottsdale, AZ
Scranton, PA
Skaneatles, NY
Slate Hill, NY
South Bend, IN
Southfield, MI
St. Louis, MO
St. Peters, MO
Sunrise, FL
Surprise, AZ
Thousand Oaks, CA
Toledo, OH
Trevose, PA
Troy, MI
Tukwila, WA
Valley Village, CA
Warwick, RI
West Chester, OH
West Palm Beach, FL
Williston, VT
Worthington, OH
Youngstown, OH

International Sales Offices
Aylesbury, England
Hamilton, Bermuda
London, England
Norwich, England
Singapore
Sydney, Australia
Stirling, Scotland

International Service Offices
Brisbane, Australia
Burton upon Trent, England
Leeds, England
Litchfield, England
London, England
Melbourne, Australia
South Queensferry, Scotland
Staffordshire, England
Stirling, Scotland
Sydney, Australia
Toronto, Canada



Arthur J. Gallagher & Co.'s divisions, subsidiaries and joint-ventures serve clients through sales and service operations across the United States and in six other countries, and through a network of correspondent brokers and consultants in more than 100 countries around the world.









correspondent network

Arthur J. Gallagher & Co. has at least one correspondent broker partner in each of the following countries:

Antigua
Argentina
Aruba
Australia
Austria
Azerbaijan
Bahamas
Bahrain
Barbados
Belgium
Belize
Bermuda
Bolivia
Brazil
British Virgin Islands
Brunei
Bulgaria
Canada
Chile
China
Colombia
Congo (Republic of)
Costa Rica
Croatia
Curacao
Cyprus
Czech Republic
Denmark
Dominican Republic
Ecuador
Egypt
El Salvador
Fiji
Finland
France
Germany
Greece
Guam
Guatemala
Guyana
Haiti
Hong Kong
Hungary
Iceland
India
Indonesia
Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Kenya
Kuwait
Lebanon
Lithuania
Luxembourg
Macau
Malawi
Malaysia
Malta
Mauritius
Mexico
Mongolia
Netherlands
New Zealand
Norway
Panama
Paraguay
Peru
Philippines
Poland
Portugal
Puerto Rico
Qatar
Romania
Russia
Rwanda
St. Maarten
Saipan
Saudi Arabia
Scotland
Singapore
Slovakia
Slovenia
Solomon Islands
South Africa
South Korea
Spain
Sri Lanka
Swaziland
Sweden
Switzerland
Taiwan
Tanzania
Thailand
Trinidad
Turkey
Turkmenistan
United Arab Emirates
United Kingdom
Uruguay
Uzbekistan
Vanuatu
Venezuela
Vietnam
Yemen
Zaire
Zambia

GALLAGHER BOARD OF DIRECTORS
and corporate officers

BOARD OF DIRECTORS

ROBERT E. GALLAGHER, 80 (1950) [1]
Chairman of the Board since 1990. He was Chief Executive Officer until 1995. He joined Arthur J. Gallagher & Co. in 1947 and became President and CEO in 1963.

J. PATRICK GALLAGHER, JR., 51 (1986) [1]
President since 1990 and Chief Executive Officer since 1995. He joined Arthur J. Gallagher & Co. in 1974, was named Vice President–Operations in 1985 and became Chief Operating Officer in 1990.

JAMES J. BRANIFF III, 63 (2001)
Vice President since 1995 and President and Chief Operating Officer of Brokerage Services Division from 1999 to June 2002. He joined Arthur J. Gallagher & Co. in 1988 when Braniff + Braniff, Inc. was acquired by the company.

T. KIMBALL BROOKER, 63 (1994) [3,4]
President of Barbara Oil Company (investments and oil and gas exploration) since 1989. Director of Barbara Oil Company since 1967. Until 1988, he was Managing Director of Morgan Stanley & Co. Incorporated (investment bankers), as well as Vice Chairman and Governor of the Midwest Stock Exchange.

GARY P. COUGHLAN, 59 (2000) [2,4]
Senior Vice President and Chief Financial Officer of Abbott Laboratories from 1990 to March 2001. Senior Vice President–Finance of Kraft General Foods from 1989 to 1990 and prior thereto Senior Vice President and Chief Financial Officer of Kraft, Inc., which he joined in 1972. He is a director of Hershey Foods Corporation and General Binding Corporation.

JAMES W. DURKIN, JR., 53 (2001)
Vice President since 1995 and President of Gallagher Benefit Services, Inc., a subsidiary of the company, since 1985. He joined Arthur J. Gallagher & Co. in 1976.

ILENE S. GORDON, 49 (1999) [2,3]
President of Pechiney Plastic Packaging, Inc. and Senior Vice President of Pechiney Group since June 1999. Vice President and General Manager of Tenneco Packaging Folding Carton Business from 1997 to 1999. Vice President–Operations of Tenneco, Inc. from 1994 to 1997. She is a Director of United Stationers, Inc.

ELBERT O. HAND 63 (2002) [2,3]
Chairman of the Board of Hartmarx Corporation since 1992 and Chief Executive Officer from 1992 to April 2002. President and Chief Operating Officer of Hartmarx from 1985 to 1992. Employed by Hart Schaffner & Marx since 1963. Director of Hartmarx Corporation since 1984.

DAVID E. McGURN, JR., 49 (2001) [1]
Vice President since 1993. President—Specialty Marketing and International Division since 2001. He joined Arthur J. Gallagher & Co. in 1978 and was President of International Special Risk Services, a subsidiary of the company, from 1988 to 1996.

RICHARD J. McKENNA, 56 (2001)
Vice President since 1994 and President of Gallagher Bassett Services, Inc., a subsidiary of the company, since 2000. He joined Arthur J. Gallagher & Co. in 1976 and served as Executive Vice President–Claims Management for Gallagher Bassett from 1986 to 2000.

JAMES R. WIMMER, 74 (1985) [2,3,4]
Lawyer and Partner, Lord, Bissell & Brook, Chicago, from 1959 to 1992, and Of Counsel from 1992 to 1999. Vice Chairman and General Counsel of Commonwealth Industries Corporation, Springfield, Illinois from 1991 through 1993.

Number after name indicates age.
( ) Indicates year first elected a director.
1 Member of the Executive Committee.
2 Member of the Nominating/Governance Committee.
3 Member of the Compensation Committee.
4 Member of the Audit Committee.

CORPORATE OFFICERS

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Controller

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Assistant Secretary

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President and Treasurer

[illegible]
Vice President

DAVID L. MARCUS
Vice President

JOHN F. McCAFFREY
Vice President

JAMES E. McFARLAND
Vice President

[illegible]
Vice President

STEVEN A. ROSKI
Vice President

JOHN C. ROSENGREN
Vice President, General Counsel and Secretary

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Vice President

[illegible]
Assistant Treasurer

[illegible]
Assistant Treasurer

[illegible]
Vice President



STOCKHOLDER information

Form 10-K

Any stockholder wishing to obtain a copy of Gallagher's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Gallagher at the corporate address listed on the back cover. In addition, Gallagher's Annual Report on Form 10-K may be accessed directly at **www.ajg.com.**

Registrar And Transfer Agent

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 360-5386

Stockholder Inquiries

Communications regarding dividends, lost stock certificates, direct deposit of dividends, change of address, etc., should be directed to Shareholder Services, Computershare Investor Services.

Auditors

Ernst & Young LLP

Annual Meeting

Arthur J. Gallagher & Co.'s 2003 Annual Meeting of Stockholders will be held on Wednesday, May 21, 2003 at 10:00 a.m. at The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143.

Trading Information

Gallagher's common stock is listed on the New York Stock Exchange, trading under the symbol "AJG." The following table sets forth information as to the price range of Gallagher's common stock for the two-year period January 1, 2001 through December 31, 2002 and the dividends declared per common share for such period. The table reflects the range of high and low sales prices per share as reported on the New York Stock Exchange composite listing.

2002 Quarterly Periods	High	Low	Dividends Declared Per Common Share
First	$ 37.240	$ 31.000	$ .150
Second	37.200	32.150	.150
Third	34.900	21.700	.150
Fourth	29.800	22.100	.150
2001 Quarterly Periods			
First	$ 32.094	$ 21.875	$ .130
Second	29.200	22.230	.130
Third	34.000	25.370	.130
Fourth	38.820	32.900	.130

As of January 31, 2003, there were approximately 700 holders of record of Gallagher's common stock.

Cautionary Language Regarding Forward-Looking Statements

This annual report to stockholders contains forward-looking statements, which by their nature involve risks and uncertainties. Gallagher's Annual Report on Form 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

Arthur J. Gallagher & Co.

International Corporate Headquarters
The Gallagher Centre • Two Pierce Place • Itasca, Illinois 60143-3141
Tel 630.773.3800 • Fax 630.285.4000 • www.ajg.com